                                FORM 18-K/A

          For Foreign Governments and Political Subdivisions Thereof

          __________________________________________________________

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                             AMENDMENT NO. 8 TO
                               ANNUAL REPORT
                                     of
                             PROVINCE OF ONTARIO
                                  (Canada)
                            (Name of Registrant)
                           ______________________

                Date of end of last fiscal year: March 31, 2007

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

________________________________________________________________________________

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________

N/A                      N/A                                 N/A
________________________________________________________________________________

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                              Vera Nicholas-Gervais
                             Head of the Provincial
                 Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   __________

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                  PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (l)    Public Accounts of Ontario: 2007-2008 Province of Ontario
                    Annual Report and Consolidated Financial Statements

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                       PROVINCE OF ONTARIO
                                       (Name of registrant)

August 25, 2008                        By:  /s/ Irene Stich
                                       ---------------------------------------------
                                       Name:    Irene Stich
                                       Title:   Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                               Exhibit Index

Exhibit (l):       Public Accounts of Ontario: 2007-2008 Province of Ontario
                   Annual Report and Consolidated Financial Statements

                                         EXHIBIT (l)

                                         Public Accounts of Ontario: 2007-2008 Province of Ontario
                                         Annual Report and Consolidated Financial Statements

                           [The Ontario Coat of Arms]

To The Honourable
David C. Onley
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present the Public Accounts of the
Province of Ontario for the fiscal year ended March 31, 2008, in accordance with the requirements of the Ministry of Treasury and Economics Act.

Respectfully submitted,

/s/ Dwight Duncan
----------------------------
The Honourable Dwight Duncan
Minister of Finance
Toronto, August 2008

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

     CONSOLIDATED FINANCIAL STATEMENTS

FOREWORD
-------------------------------------------------------------------------------------------------------------------

         I am pleased to present the 2007-2008 Ontario Public Accounts. The surplus for the fiscal year ending March 31, 2008 was $1.7 billion, before taking into account our new Investing in Ontario Act, 2008.
         Under the act, $1.1 billion in additional transfers is being provided to municipalities resulting in a final surplus of $600 million being put towards reducing the Province's accumulated deficit.

         This is the third consecutive surplus for Ontario — a record of which we are proud because it shows that our approach to financial management, based as it is on discipline and prudence, has been successful.

         When the government took office in October 2003, Ontario faced a $5.5 billion fiscal deficit and serious investment shortages in our education and health care systems, as well as our infrastructure and
         Ontario's most vulnerable citizens.

         Today, funding has been restored to these key areas and our fiscal position has improved dramatically with our responsible and prudent financial management.

         The 2007 Budget continued to make important investments in education, health care and infrastructure, while launching initiatives to expand opportunities for children and families and to protect the environment.

         Ontario's 2007-2008 performance demonstrated the resilience of our economy in the face of key global challenges beyond the province's control — high oil prices, a slower U.S. economy and a strong Canadian dollar that has particularly impacted our manufacturing base.

         In recognition of these global factors, the government announced strategic steps in its Economic Outlook and Fiscal Review last fall to assist manufacturers and workers through a $3 billion package of business tax measures and investments in skills, training and infrastructure over three years. This included more than $600 million in tax cuts for 2007-08.

         In the 2008 Budget, our government initiated further steps to assist workers displaced by changing global economic forces. A $1.5 billion, three-year Skills to Jobs Action Plan, plus additional infrastructure spending and new business tax relief, were implemented to create jobs in the short term and strengthen our economy in the long term.

         The international factors that impacted Ontario's economy last year remain as challenges. The government must remain responsible in its management of provincial finances while continuing to invest in key priority areas.

         Over the past five years, the government has taken a number of steps to enhance transparency and accountability, including the Fiscal
         Transparency and Accountability Act passed by the Ontario legislature in 2004. The act ensures that economic updates are released to the public in a timely fashion.

         The government remains committed to a five-point economic plan, which seeks to:

         o  make investments in the skills and education of our people

         o  accelerate our investments in infrastructure

         o  support innovation

         o  lower business costs

         o  strengthen key partnerships to maximize our future potential.

         We are investing in Ontario's strongest asset — its people - so that this province will continue to successfully compete in the global economy.

         In order to provide a stimulus to our economy, we passed historic legislation in the spring - the Investing in Ontario Act. This legislation allows the government flexibility to use year-end surpluses to invest more dollars in our communities during times of moderate economic growth, in addition to deficit reduction.

         Based on Ontario's 2007-08 financial performance, municipalities will receive $1.1 billion - funds that will allow our municipal partners to address some immediate capital needs in our communities, whether it is to improve roads and bridges, expand transit or upgrade social housing.

         For 2007-2008, municipalities were chosen as the recipients because we know investing in municipal infrastructure means more jobs in the short term and improved prosperity in the long run.

         Taking a prudent, balanced and fiscally responsible approach means investing in key priorities — such as skills training, education, infrastructure and innovation. At the same time, we're making strategic cuts to business taxes and strengthening partnerships.

         By making strategic investments and ensuring an attractive business environment, we are taking the right steps to ensure a bright future for all Ontarians now, and in the years to come.

         /s/ Dwight Duncan
         ----------------------------
         The Honourable Dwight Duncan
         Minister of Finance

INTRODUCTION
-------------------------------------------------------------------------------------------------------------------

         The Annual Report, which forms part of the Public Accounts of the
         Province of Ontario, outlines Ontario's financial position and the results of operations for the fiscal year ended March 31, 2008. This report is one of the major financial accountability documents of the
         Province, wrapping up the financial results of the past year. It represents the final outcome of the Ontario Budget for 2007-08 that was released in March 2007.

         In April 2007, the Province released Ontario's first Pre-Election
         Report on Ontario's Finances, in line with requirements of the Fiscal
         Transparency and Accountability Act, 2004 (FTAA). The first document of its kind in Canada, the Pre-Election Report was independently reviewed by the province's Auditor General, who found the fiscal plan for
         2007-08 presented in the report to be reasonable. This Annual Report provides the public with actual results compared to the plan.

         The Province continues to improve its financial management to enhance transparency and accountability. For 2007-08, we strengthened the accountability framework for government investments made in the fourth quarter of the fiscal year. The new measures increase confidence in the due diligence applied to public investments.

         The Financial Statement Discussion and Analysis provided in this report builds on the commitment to openness and transparency in financial information. It helps to show the links between financial results and the outcomes of public investments. The report also highlights the financial management principles that the Province uses in support of its fiscal goals.

         Producing the Public Accounts of Ontario requires the teamwork and cooperation of a large number of staff in ministries, agencies and organizations in the broader public sector. In addition, the Office of the Auditor General plays a critical role in reviewing and reporting on the Province's financial statements. I would like to thank everyone who was involved in preparing the 2007-08 Public Accounts for their very important contributions.

         Comments on the Public Accounts are welcome. Please share your thoughts by e-mail at annualreport@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of
         Finance, First Floor, Frost Building South, 7 Queen's Park Crescent,
         Toronto, ON M7A 1Y7.

         /s/ Bruce L. Bennett
         ---------------------------------------------------
         Bruce L. Bennett, CA
         Assistant Deputy Minister and Provincial Controller
         Ontario Ministry of Finance

GUIDE TO THE PUBLIC ACCOUNTS
-------------------------------------------------------------------------------------------------------------------

         The Public Accounts of the Province of Ontario comprise this Annual
         Report and three supporting volumes.

     Annual Report
         The Annual Report includes a Financial Statement Discussion and
         Analysis that explains the financial and other results, as well as the
         Province's Consolidated Financial Statements.

         The Consolidated Financial Statements are made up of several documents and schedules:

         o    The Auditor General's Report on the Consolidated Financial
              Statements expresses the opinion of the Auditor General that the statements fairly report the activities of the government in accordance with Canadian generally accepted accounting principles.

         o    The Consolidated Statement of Operations reports the annual surplus or deficit from operations in the period. It shows government revenue, the cost of providing services and other expenses, and the difference between them.

         o    The Consolidated Statement of Financial Position shows the financial and non-financial resources of the Province against its obligations. The Province's obligations less its financial resources is called its net debt. The Province's accumulated deficit is its net debt less the value of its tangible capital assets and the net assets of hospitals, school boards and
              colleges.

         o    The Consolidated Statement of Change in Net Debt shows the combined impact on net debt of the Province's annual surplus, changes in the fair market value of ONFA funds, and its
              investments during the year in tangible capital assets and the net assets of hospitals, school boards and colleges.

         o    The Consolidated Statement of Change in Accumulated Deficit shows the impact of the annual surplus or deficit and changes in the fair market value of Ontario Nuclear Funds Agreement investments
              (ONFA funds) on the Province's accumulated deficit.

         o    The Consolidated Statement of Cash Flow shows the sources and uses of cash over the period. Government's operating activities, including the annual surplus, and changes in its financial investments, may use or provide cash over the fiscal year.
              Increases in debt are a source of cash, while investments in tangible capital assets and the net assets of hospitals, school boards and colleges are uses of cash.

         o    Notes and schedules provide further information and detail on the items in the various statements and form an integral part of the
              Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that guide the financial statement reporting.

     Supporting Volumes
         o    Volume 1 contains ministry statements and detailed schedules of debt and other items. The ministry statements reflect the
              financial activities of the government's ministries on the accrual basis of accounting, providing a comparison of appropriations with actual spending. Ministry expenses include all expenses that are subject to appropriation approved by the Legislative Assembly, but exclude adjustments arising from consolidation of government organizations whose expenses are not appropriated.

         o    Volume 2 contains the financial statements of significant
              provincial corporations, boards and commissions that are part of the government's reporting entity, and other miscellaneous financial statements.

         o    Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY
-------------------------------------------------------------------------------------------------------------------

         The Consolidated Financial Statements and Financial Statement
         Discussion and Analysis are prepared by the Government of Ontario in compliance with legislation and in accordance with generally accepted accounting principles for governments in Canada.

         The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement
         Discussion and Analysis.

         The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these
         Consolidated Financial Statements.

         The Consolidated Financial Statements have been audited by the Auditor
         General of Ontario and his report appears on page 27 of this document.

         /s/  Colin Andersen                                             /s/  Bruce L. Bennett

         ---------------------------------------                         ------------------------------------

         Colin Andersen                                                  Bruce L. Bennett, CA
         Deputy Minister                                                 Assistant Deputy Minister
         August 1, 2008                                                  and Provincial Controller
                                                                         August 1, 2008

-------------------------------------------------------------------------------------------------------------------

                                             FINANCIAL STATEMENT DISCUSSION

                                                      AND ANALYSIS

-------------------------------------------------------------------------------------------------------------------

HIGHLIGHTS
-------------------------------------------------------------------------------------------------------------------

         The Province achieved a surplus of $600 million in 2007-08, exceeding its 2007 Budget target for the year. Higher-than-expected revenues allowed the government to increase its investments in key areas, particularly infrastructure, to strengthen Ontario's economy, and to reduce the accumulated deficit.

         In 2007-08, the Province invested a total of $9.9 billion in infrastructure to improve Ontario's highways, public transit, municipal roads and bridges, hospitals, places to learn and other public assets.
         These investments included an additional $1.1 billion provided to
         Ontario municipalities through the new Investing in Ontario Act, 2008.
         Investing in infrastructure is a crucial component of a strong economy and part of the government's five-point plan for jobs and growth in
         Ontario.

         The five-point plan focuses on:

         o  Investing in skills and knowledge

         o  Investing in infrastructure for a stronger Ontario

         o  Lowering business costs

         o  Strengthening the environment for innovation

         o  Forming key partnerships to strengthen Ontario.

         As a further economic stimulus, and in line with the plan, the government also announced more than $600 million in tax cuts for
         2007-08.

         --------------------------------------------------------------------------------------------------------------
         2007-08 Actual Results against Budget Plan                                                             Table 1
         ($ Billions)
         --------------------------------------------------------------------------------------------------------------
                                                                         2007-08            2007-08
                                                                          Budget             Actual              Change
                                                          -------------------------------------------------------------
          Revenue                                                           91.5               97.1                 5.6
          Expense
              Programs                                                      82.0               87.6                 5.6
              Interest on debt                                               9.1                8.9                (0.2)
                                                          -------------------------------------------------------------
          Total Expense                                                     91.2               96.5                 5.4
                                                          -------------------------------------------------------------
          Annual Surplus(1)                                                  0.4                0.6                 0.2
          --------------------------------------------------------------------------------------------------------------
          (1) A reserve of $750 million included in the 2007 Budget plan is not shown in the above results, as it was not needed during the year.
          Note: Budget numbers and related variances may not add due to rounding.
          --------------------------------------------------------------------------------------------------------------

         Revenue for 2007-08 was $5.6 billion higher than the original plan set out in the 2007 Budget, as the economy outperformed the 2007 forecast.

         The Investing in Ontario Act, 2008 gives the government the ability to increase its investments when a surplus is greater than expected. This year, a higher-than-expected surplus gave the government the opportunity to provide additional infrastructure funding to municipalities. Total expense was $96.5 billion, $5.4 billion above plan, including the additional infrastructure investment.

         In total, the Province provided more than $3.5 billion to
         municipalities for infrastructure in 2007-08. These investments are evidence of a more collaborative and productive relationship between the Province and Ontario municipalities. Forming key partnerships to strengthen Ontario is another element of the government's five-point plan.

         The five-point plan also stresses the need to invest in skills and knowledge and strengthen the environment for innovation. That is why additional investments in the 2007-08 fiscal year included increased funding for education and training, innovation, and business and economic development.

         These and other investments over the past five years are achieving measurable results:

         o    Stronger public infrastructure and major transit improvements are allowing people and goods to move more swiftly and productively, reducing congestion, delays, greenhouse gases and other pollution.

         o    Strategic investments are helping Ontario to keep and create good jobs, and giving people the training they need to adapt to an ever-changing and ever-more competitive global economy.

         o    Children are now learning in smaller classes, test scores are up, and far more of Ontario's young people are finishing high school and going on to postsecondary education, training and
              apprenticeships. Schools, colleges and universities are benefiting from upgraded and more modern facilities.

         o    Ontario is moving to a culture of conservation and increasing the availability of clean, renewable sources of energy.

         o    More people have access to primary health care, and that care is being delivered in new, more effective ways. Wait times have been cut for all targeted medical procedures. The health care sector is more accountable, with a greater focus on local needs.

         Ontario's families, as well as our economy, are enjoying the benefits of the government's investments in infrastructure, education and health care. These benefits are not just being felt today, but are also helping to ensure a stronger and more competitive economy in Ontario for years to come.

         [Chart 1: bar graph: Three Consecutive Surpluses]

         At the same time, the government's efforts of the past five years to improve financial management have provided a strong fiscal base. After inheriting a deficit of $5.5 billion for 2003-04, this government's three consecutive surpluses have contributed a total of $3.2 billion towards reducing Ontario's accumulated deficit.

         This improved fiscal position is particularly important as Ontario faces a more challenging global economy. New data since the end of the fiscal year show that the economy performed below expectations for the first quarter of 2008. Careful management of the fiscal plan will allow the government to focus on priorities. Diligence will be even more crucial as Ontario successfully addresses current challenges.

ANALYSIS OF 2007-08 RESULTS
-----------------------------------------------------------------------------------------------------------------------

         This analysis compares the actual 2007-08 results to the plan presented in the Budget of March 22, 2007.

         --------------------------------------------------------------------------------------------------------------
         2007-08 Operating Results against Budget Plan                                                          Table 2
         ($ Billions)
         --------------------------------------------------------------------------------------------------------------
                                                                               2007-08           2007-08         Change
                                                                                Budget            Actual
                                                                       ------------------------------------------------
          Revenue
              Taxation                                                            64.3              68.4            4.1
              Government of Canada                                                16.1              16.6            0.5
              Income from government business enterprises                          4.0               4.4            0.4
              Other non-tax revenue                                                7.1               7.7            0.6
                                                                       ------------------------------------------------
          Total Revenue                                                           91.5              97.1            5.6
          Expense
              Health                                                              37.9              38.2            0.3
              Education, postsecondary and training                               18.6              19.1            0.5
              Children's and social services                                      10.9              11.3            0.4
              Other programs                                                      14.6              19.0            4.4
                                                                       ------------------------------------------------
          Total Program Expense                                                   82.0              87.6            5.6
              Interest on debt                                                     9.1               8.9           (0.2)
                                                                       ------------------------------------------------
          Total Expense                                                           91.2              96.5            5.4
                                                                       ------------------------------------------------
          Surplus(1)                                                               0.4               0.6            0.2
          --------------------------------------------------------------------------------------------------------------
          (1) A reserve of $750 million included in the Budget plan is not shown in the above results, as it was not needed during the year.
          Note: Budget numbers and related variances may not add due to rounding.
          --------------------------------------------------------------------------------------------------------------

     Financial Management

         Good financial management starts with a sound budget that sets out a realistic fiscal plan. The 2007 Budget set out the fiscal plan for
         2007-08. In April 2007, the Province released Ontario's first
         Pre-Election Report on Ontario's Finances, in line with requirements of
         FTAA. The Auditor General reviewed the fiscal plan as presented in the report, as also required by FTAA, and found it to be reasonable.

         Because any plan must be based on projections, Ontario's Budget in
         2007, as in previous years, included a reserve against unforeseen adverse events. As well, its projection for economic growth was more cautious than the average of private-sector forecasts, providing an additional cushion against uncertainty. The Budget each year also sets out economic, financial market and other risks to the fiscal plan and shows their potential impact.

         Government's ongoing financial management addresses risks, both positive and negative, as the fiscal year unfolds. In 2007, Ontario's economy weathered major unanticipated changes, including a weaker U.S.
         economic outlook, record oil prices and a stronger Canadian dollar.

         The provincial economy proved to be resilient enough that by the fall of 2007, the Ministry of Finance projected Ontario's real gross domestic product (GDP) to grow by 1.9 per cent in 2007, ahead of the
         1.6 per cent projected in the 2007 Budget. Growth in real GDP is now estimated at 2.2 per cent for the 2007 calendar year, contributing to higher-than-expected revenue from taxes and other sources in 2007-08.
         However, economic growth for the first quarter of 2008 was below expectations.

         Because of continuing economic uncertainty, the Province decided in
         2007-08 to invest a portion of the higher-than-forecast revenue in measures to improve Ontario's competitiveness. The Economic Outlook and
         Fiscal Review released in December 2007 outlined several major initiatives, including new investments and tax relief, to help create and keep good jobs in Ontario. The government announced more than $600 million in tax cuts for 2007-08, including:

         o    eliminating capital tax for manufacturing and resource activities and cutting capital tax rates by
              21 per cent effective to January 1, 2007

         o    increasing the small business deduction threshold to $500,000 from $400,000, effective January 1, 2007

         o    expanding the Land Transfer Tax rebate for first-time homebuyers to include resale homes, as announced in the 2007 Economic Outlook and Fiscal Review.

         These measures were based on the government's five-point plan for
         Ontario's economy. Investing in skills and knowledge, investing in infrastructure, lowering business costs, strengthening the environment for innovation and forming key partnerships are all elements of the plan.

         The government made further investments in priority areas in the final quarter of the fiscal year. These are described in more detail in
         "Investments" below. A strengthened accountability framework introduced during the year helped to ensure that all proposed investments were subject to the same rigorous analysis and criteria as spending plans outlined in the Budget. New measures require recipients to report back on the use of the payments they received, and the framework includes provisions for independent audit, verification and the right to recover funds.

         Support for infrastructure investment was enhanced with the passage of the new Investing in Ontario Act, 2008. The act permits the government to use part of any unanticipated year-end surpluses to address priority public needs through transfers to eligible recipients as defined in the act. Before the end of any fiscal year, the government can use its ability under the act to decide whether it would apply all of an unexpected surplus to reducing the accumulated deficit or whether a portion would go to eligible recipients. If the latter, it would then decide the basis for division of the funds, the potential recipients and the intended use. In line with the regulation for 2007-08, $1.1 billion was allocated under the act to municipalities for
         infrastructure needs.

         After investing in these measures, the government recorded a surplus of
         $600 million, which was directed to reducing the Province's accumulated deficit.

     Revenue

         At $97.1 billion, total revenue for 2007-08 was $5.6 billion higher than forecast in the 2007 Budget, an increase of roughly six per cent from plan.

         Ontario's economic growth for 2007, as measured by the increase in real
         GDP, is an estimated 2.2 per cent as opposed to the 1.6 per cent increase on which the 2007 Budget projection for revenue was based.
         Higher-than-expected economic growth was reflected in higher personal incomes, housing resales and retail sales, all of which had a positive impact on provincial revenue.

         Corporations Tax revenue was $2.4 billion or roughly 22 per cent above plan, due mainly to robust final tax remittance payments from the financial sector in December 2007 and higher assessment payments for earlier years. Partially offsetting these gains was the impact of tax measures announced since the 2007 Budget. Corporations Tax is typically the most volatile of all major revenue sources. In 2006-07, for example, the average difference between forecast and actual revenue from this source was 24 per cent across other Canadian jurisdictions on an absolute basis, with some provinces experiencing growth below expectations.

         Personal Income Tax revenue was $1.3 billion above forecast, mainly due to a higher 2006 revenue base and because employment and wages grew more strongly in 2007 than expected. The amount also includes a one-time increase of $424 million in 2007-08 relating to variances from past Public Accounts, and a $120 million payment from the federal government to correct past years' tax entitlements.

         [Chart 2: Pie chart: Revenue sources, 2007-08]

         Stronger growth in employment and wages also boosted revenue from the
         Employer Health Tax, which was $55 million above plan, and increased
         Ontario Health Premium revenue by $75 million.

         Land Transfer Tax revenue was $176 million above forecast, reflecting a record-breaking Ontario housing resale market in 2007. Higher consumer spending in general helped to increase Retail Sales Tax revenue by $294 million above plan. Tobacco Tax revenue was $90 million below forecast, reflecting a combination of healthier lifestyles and contraband activity in the cigarette market. Enforcement measures to combat illegal activity continue.

         Revenues from all other taxes were $35 million below forecast, due largely to lower revenues from Electricity Payments-in-Lieu of Taxes,
         Gasoline Tax and Fuel Tax. These decreases were partially offset by other tax revenue increases, particularly a rise in Mining Profits Tax revenue as a result of a sharp increase in metal prices.

         Other major revenue sources for the Province include transfer payments from the federal government, income from government business enterprises and a range of other non-tax items.

         Federal transfers were $491 million higher in total than planned, owing largely to revised estimates of Ontario's Canada Health Transfer and
         Canada Social Transfer entitlements and to new transfers announced after the 2007 Ontario Budget was finalized.

         Net income in government business enterprises was $451 million above plan. The net income of Ontario Power Generation Inc. (OPG) as consolidated in the Province's Statement of Operations was higher than planned, owing largely to a change in the accounting standards of the
         Canadian Institute of Chartered Accountants (CICA), affecting the valuation of Ontario Nuclear Funds Agreement (ONFA) investments. This change is explained in more detail in Note 10 to the Province's consolidated financial statements. Both the Ontario Lottery and Gaming
         Corporation and Liquor Control Board of Ontario recorded higher net income than projected. These gains were partially offset by lower-than-expected net income at Hydro One Inc., largely as a result of an Ontario Energy Board decision in August 2007 on the allowed rate of return on its transmission business.

         Other non-tax revenue was $564 million above forecast, due largely to higher-than-forecast recoveries from transfer payment recipients of unspent amounts from previous years, consolidated sales and rentals, power sales, and other fees and licences.

     Investments

         The Province invested much of the unexpected additional revenue back into infrastructure to help Ontario's industries and communities.

         Infrastructure investments

         Ontario's ability to compete in the global economy and offer a high quality of life depends on reliable, modern public infrastructure. Such major asset systems as highways and public transit are critical to moving people and goods faster. Safe and affordable water and other services are important for families and businesses. That is why investing in infrastructure is part of Ontario's five-point economic plan.

         Infrastructure investment, including both investment in the government's own assets and funds provided as transfer payments to municipalities, universities and other entities, was $4.0 billion higher than in the 2007 Budget plan.

         ---------------------------------------------------------------------------------------------------------------
         Infrastructure Expenditures, 2007-08                                                                    Table 3
         ($ Billions)
         ---------------------------------------------------------------------------------------------------------------
                                                               Investment                          2007-08
                                                               in Capital         Transfer          Actual       2007-08
                                                                 Assets(1)       and Other(2)        Total        Budget
                                                       -----------------------------------------------------------------
          Transportation and transit(3)                               2.2              1.9             4.0           2.7
          Health                                                      0.7              0.3             0.9           0.9
          Education, postsecondary and                                0.2              1.6             1.8           1.3
              training
          Municipal and other(4)                                      0.5              2.6             3.1           1.1
                                                       -----------------------------------------------------------------
          Totals                                                      3.5              6.4             9.9           5.9
         ---------------------------------------------------------------------------------------------------------------
         (1) The Province's capital investment in its own infrastructure and that of hospitals and colleges.
         (2) These totals consist of transfers for capital purposes to municipalities and universities; expenditures for servicing capital-related debt of schools; expenditures for the repair and rehabilitation of schools;
             and other infrastructure expenditures. Transfers for capital-related purposes and other infrastructure expenditures are recorded as expenses in the Province's Consolidated Statement of Operations.
         (3) Includes investments in provincial and municipal transportation infrastructure, such as highways, roads, bridges and transit.
         (4) Includes water, wastewater and other environmental infrastructure; other municipal and local infrastructure;
             justice sector infrastructure; and other assets.
         Note: Numbers may not add due to rounding.
         ---------------------------------------------------------------------------------------------------------------

         Additional infrastructure and other investments were announced in the mid-year Economic Outlook and Fiscal Review, as well as in the 2008
         Budget shortly before the end of the 2007-08 fiscal year. These included $450 million in funding for the Municipal Infrastructure
         Investment Initiative and an additional $100 million for municipalities to improve Ontario's stock of social housing. Investments in transportation, including municipal transit, roads and bridges, increased by $1.3 billion from plan.

         Under the new Investing in Ontario Act, 2008 and related regulation, the Province is providing an additional $1.1 billion to municipalities for capital purposes. These funds are being distributed to all municipalities in Ontario to help address priority infrastructure needs.

         In total, the Province provided more than $3.5 billion in transfers for capital purposes to municipalities in 2007-08, roughly double the amount provided in 2006-07.

         During the year, the Province invested a total of $3.5 billion in its own infrastructure and that of hospitals and colleges. These investments went to strengthening the provincial highway system, updating and improving hospitals, and providing better places to learn.

         Other investments to support growth

         Investment in the postsecondary education and training sector increased by $627 million in 2007-08. This increase is related mainly to investments in Ontario's colleges and universities, including energy-efficiency improvements and campus renewal projects at postsecondary institutions, and strategic capital investments at colleges and universities.

         Other steps taken to strengthen Ontario's industries in 2007-08 included:

         o    An increase of $190 million against plan for the agriculture sector, mainly for improved risk management and measures to make
              Ontario farmers more competitive.

         o    An increase of $92 million for culture and tourism, with
              investments in major attractions, festivals and marketing
              initiatives to attract new domestic and international visitors, as well as increased funding for libraries.

         [Chart 3: pie chart: Expense by Sector, 2007-08]

         o    An additional $122 million for economic and business development, mainly targeted to research and Ontario's manufacturing sector, and to help all Ontario firms reduce costs and improve competitiveness.

         o    An additional $63 million for strategic investments in research, innovation and commercialization initiatives, including the
              Ontario Institute for Cancer Research, digital media initiatives, the Institute for Quantum Computing and the Windsor Institute for
              Diagnostic Imaging.

         The government made several other funding decisions during 2007-08, including additional expenditures to ensure brighter futures for
         Ontario's children and help First Nations in the province fund their public services.

         o    A $350 million increase in 2007-08 for children's and social services included additional child care funding, as well as increases in funding for services for people with developmental disabilities and the Ontario Disability Support Program.

         o    In 2007-08, expense for the Ministry of Aboriginal Affairs increased by $206 million. Most of this was the result of
              implementing the new Ontario First Nations Gaming Revenue Sharing
              Financial Agreement during the year, and included amounts for
              2007-08 and previous years covered by the agreement. The agreement provides an ongoing revenue source for Ontario First Nations to support health, education, community, economic and cultural development.

         o    Expense for the justice sector increased by $341 million in
              2007-08, due mainly to a one-time provision for the backlog of cases in the Criminal Injuries Compensation Board, capital investments, and various justice initiatives and community safety enhancements.

         Interest on debt was $209 million lower than the 2007 Budget plan, reflecting the impact of lower interest rates than forecast and the cost-effective management of the borrowing program. These savings are net of an adjustment of $107 million for impairment in the value of asset-backed commercial paper (ABCP) held by the Province through the
         Ontario Financing Authority (OFA). As a result of the freeze in the
         ABCP market, the OFA's Board of Directors reviewed and made recommendations to strengthen the agency's policies for investment of
         Provincial funds. The OFA has fully implemented these recommendations.
         Further details on the ABCP valuation adjustment are provided in Note 8 to the financial statements.

     Impacts on Financial Position

         Like a family buying a house or a company building a new plant, the
         Province borrows funds when it invests in major infrastructure assets.
         These investments create valuable, long-term assets that keep Ontario's economy strong and provide other benefits in future. Similar gains result when the Province borrows and then lends the money to municipalities and other public bodies to help them fund their own infrastructure. In 2007-08, borrowings to invest in the assets of government, municipalities, hospitals, school boards and colleges increased debt by $4.9 billion.

         Financial assets such as loans to municipalities and non-financial assets like infrastructure all provide value for the Province over the long term. For that reason, these assets are an important part of the
         Province's financial position and provide an offset against the
         Province's total liabilities, including debt. The net difference gives a measure of financial health called the accumulated deficit. In
         2007-08, for the third consecutive year, the Province's assets increased by more than its debt and other liabilities, so that the accumulated deficit went down. The Province's investment in its own infrastructure and that of hospitals and colleges increased by $3.5 billion for the year, while loans to municipalities, school boards and other public bodies rose by $1.7 billion. Combined with other changes to assets, and taking into account the smaller increase in total liabilities, the net result was a decrease of $1.2 billion in the accumulated deficit from the previous year.

         The Province's operating surplus for the year accounted for $600 million of the decrease. The rest was due to a change in CICA accounting standards on financial instruments that affected valuation of the ONFA funds. These funds, which are intended to cover the long-term future costs of nuclear fuel disposal and facility decommissioning, were valued at $9.3 billion on March 31, 2008.

         The change in CICA standards, which was effective in 2007, had an impact on OPG's accounting for the ONFA funds. Because the Province consolidates OPG, this also affected the Province's consolidated financial statements, which now reflect the fair market value of the
         ONFA funds. As a result, the Province adjusted the value of the ONFA assets in its statement of financial position starting this year. The value increased as of April 1, 2007, by $1.5 billion to reflect unrealized increases in the fair market value at that point in time. As at March 31, 2008, the value of these assets was reduced by $935 million to reflect the unrealized decrease in fair market value at the end of the fiscal year.

         The net result of these accounting changes was a decrease of $559 million in the accumulated deficit. This ONFA accounting adjustment, together with the operating surplus of $600 million, reduced the accumulated deficit of the Province by $1.2 billion in total.

RESULTS FROM OUR INVESTMENTS
-------------------------------------------------------------------------------------------------------------------

         The investments of the past five years are paying off in better lives and brighter futures for people in Ontario, especially in the priority areas of jobs and prosperity, success for students, and better health.
         Better financial management has allowed these achievements to take place while also ensuring the Province a stronger fiscal position. This section looks at results in all these areas from 2002-03 to 2007-08 where comparisons are possible, and otherwise from the earliest available baseline information.

     Jobs and Prosperity

         Creating and keeping good jobs depends on a high-skilled and adaptable workforce; strategic investments in economic opportunities, good roads, highways and public transit; and reliable and affordable energy.
         Combined with livable communities and a business-friendly climate, these factors boost the potential for economic growth.

         o    Increased investment in colleges, universities and training is helping to ensure that the next generation of Ontario workers will be better educated than ever before, and ready to meet the challenges of a more demanding marketplace.

              •  Full-time enrolment in postsecondary education has increased by close to 100,000 over the past five years, from 394,000 to 480,000. This puts enrolment well on the way to the target of
                 488,000 by 2008-09.

              •  More people are getting skills and apprenticeship
                 training. In 2007-08, new apprenticeship registrations
                 achieved the target of 26,000, up from 19,000 in 2004-05.

         o    To support a more competitive business environment, the government accelerated cuts to the capital tax for all corporations and increased tax support for film and television productions, small businesses and innovation. During 2007-08, the Province began cutting Business Education Tax rates as announced in the 2007
              Budget, and in the 2008 Budget announced an acceleration for northern businesses. In May 2007, it set up a secretariat to look at ways of modernizing the provincial regulatory regime to reduce compliance costs for businesses while protecting the public interest.

         o    To help meet specific labour-market needs more quickly, the government is helping newcomers to Ontario succeed in finding jobs in their field. For the 2007-08 academic year, 219 international medical graduates were offered new training and assessment positions, exceeding the target of 200. The first Fairness
              Commissioner, created under the Fair Access to Regulated
              Professions Act, took office in April 2007. The act, the first of its kind in Canada, requires regulated professions in Ontario to adopt registration practices that are fair, transparent and timely.

         o    Government action is ensuring that people and businesses have access to reliable, clean, affordable energy. Since October 2003, close to 3,400 megawatts (MW) of new electricity supply has come on line, including more than 500 MW from renewable sources.
              Roughly 2,100 MW of renewable supply projects were under way by the end of the 2007-08 fiscal year, well on the way to meeting a target of 2,700 MW of installed renewable capacity by 2010.
              Ontario's electricity consumers achieved a target to reduce peak electricity demand by 1,350 MW, or five per cent of projected demand, by the end of 2007.

         o    Investments in public transit, funded by the MoveOntario 2020 program and an ongoing allocation of two cents a litre of gasoline tax to municipalities, are paying off with higher ridership. From a starting point of 610 million public transit trips in large urban centres in 2003-04, the target of 697 million by 2007-08 was exceeded, with 703 million trips taken. For GO Transit, the provincially owned commuter system, the total of 51.6 million trips in 2007-08 surpassed the target of 49.7 million for the year and was substantially up from the baseline of 42.5 million five years earlier.

         o    A record $1.4 billion has been spent in the last four years to improve highway safety in the north. Investing in Ontario's northern highways means travellers have expanded routes and safer roads.

         o    The Growth Plan for the Greater Golden Horseshoe Area, the first plan developed under the Places to Grow Act, 2005, won several awards in 2007. As well as gaining provincial and national recognition, it was the first-ever non-American recipient of a major award presented by the American Planning Association, which described it as "both visionary and pragmatic."

     Success for Students

         Additional funding and significant increases in spending per pupil have allowed Ontario to reduce class sizes, improve test results and ensure more young people graduate from high school.

         o    In 2007-08, 88 per cent of all primary students were in classes of
              20 or fewer, up from just 31 per cent in 2003-04. Virtually all were in classes of 23 or fewer, up from 64 per cent in 2003-04.

         o    Students in Grades 3 and 6 are doing better at reading, writing and math. The most recent results, for 2006-07, show that 65 per cent of Grade 3 students are at or above the provincial standard overall, up from 54 per cent in 2002-03. Among Grade 6 students,
              61 per cent are at or above the provincial standard, up from 54 per cent in 2002-03 and moving towards the target of 75 per cent by 2008-09.

         o    The high school graduation rate increased to 75 per cent in
              2006-07 from 68 per cent in 2003-04, making progress towards a target of 85 per cent by 2010-11.

     Better Health

         As a result of increased funding and restructuring efforts, people in
         Ontario are today waiting much less time for key services, enjoying better access to health care professionals, and benefiting from a more effective system with greater local accountability.

         o    Wait times are down for targeted health procedures, in many cases by a significant amount. Targeted procedures for lower wait times include cataract surgeries, angiography, angioplasty, knee and hip replacements, CT and MRI scans, and cancer surgeries. Improvements to these procedures have been tracked since 2003-04. More
              recently, wait times for pediatric surgeries have been targeted and successfully reduced as well. Detailed information on wait times by region and medical procedure is regularly updated at
              www.ontariowaittimes.com.

         o    More than 180,000 patients have chosen to receive their primary health care through the Province's newly formed family health teams, in which family doctors, nurses, nurse practitioners and other health professionals work in partnership. As well as improving access, these teams increase the effectiveness of primary health care.

         o    The government is increasing the number of doctors, nurses and nurse practitioners available to help patients.

              •  In September 2005, the government began a 23 per cent increase in first-year medical school enrolment. In 2007-08, it funded
                 829 first-year undergraduate medical positions across the
                 province's six medical schools. For the 2007-08 academic year,
                 Ontario offered 760 residency positions, an increase of 58 new specialty training positions over those offered in 2006.

              •  To support nurse practitioners, who are registered
                 nurses with advanced university education, the government
                 funded 150 education seats in 2007-08, double the number
                 three years earlier.

              •  A new Nursing Graduate Guarantee, an enhancement of an earlier program, helps to ensure that new nursing graduates have the opportunity to work full-time for up to 7.5 months. Since 2004, the government has funded the creation of more than 8,000
                 new nursing positions. In 2007-08, funds were also provided to create 1,200 new registered nursing positions in long-term care homes.

         o    Local Health Integration Networks (LHINs), created in 2006, continued to develop their role of overseeing and coordinating health care resources at the local level. All of them met the reporting and financial obligations of their accountability agreements in 2007-08.

         o    Efforts to encourage people in Ontario to enjoy healthier
              lifestyles — a proven factor in the prevention and management of disease — are realizing real results. Registrations in organized sports in Ontario rose from 2.0 million in 2003-04 to 2.41 million in 2007-08, just above the 2.4 million target.

     Improved Management

         The Province has achieved these results while meeting another of its commitments: strengthening its financial management. Its efforts have focused on creating a sustainable and flexible fiscal plan, ensuring greater accountability for the use of public resources, and making government more efficient.

         A sustainable plan

         The government committed in 2003 to returning Ontario's fiscal plans to a sustainable path. The prudent approach of the past five years has achieved that goal, as the Province has recorded surpluses for the past three years, eliminating the deficit ahead of schedule.

         A fiscal plan is sustainable when revenues can accommodate the expected growth in expenses over time. C OMITTED] Many expenses for government arise from important public needs that must be met on an ongoing basis, such as health care, social programs and education. The government's actions have strengthened financial management by relying on only those revenues known to be sustainable to fund major ongoing public needs.

         The result of this commitment to a more sustainable fiscal plan has been a decline in the ratio of accumulated deficit to Ontario GDP. This is an important measure of Ontario's fiscal and economic health, as it shows the impact of both greater economic activity and the government's fiscal position.

         [Chart 4: line chart: Accumulated Deficit to Ontario Gross Domestic Product]

         [Chart 5: line chart: Interest Expense as a Share of Provincial Revenue]

         The ratio has moved downward over the past several years, as Chart 4 shows.

         Another useful measure of the sustainability of a fiscal plan is the ratio of interest expense to government revenue. It shows how much of the government's revenues must be allocated each year to servicing its debt. Chart 5 shows how Ontario's interest expense as a share of total revenue has changed over the past 10 years.

         Greater fiscal flexibility

         The results expected in the fiscal plan are based on the best information available at the time the Budget is prepared. However, plans are always subject to economic and program risks. The final surplus or deficit as reported in the Public Accounts depends on information on tax revenue and other items that in some cases is not available until months after the end of the fiscal year. These uncertainties, which all governments face, can result in unanticipated surpluses or deficits.

         The recent passage of the Investing in Ontario Act, 2008 and related regulation allows the government to use unanticipated year-end surpluses to address priority public needs as well as to reduce the accumulated financial deficit. Previously, the government had no choice but to use the entire amount of any unanticipated surplus for accumulated deficit reduction. With this change, the government gains greater flexibility to make the best use possible of unexpected surpluses. In 2007-08, for example, it allocated $1.1 billion to
         Ontario municipalities for infrastructure needs.

         Stronger accountability

         In April 2007, the government released the first-ever Pre-Election
         Report on Ontario's Finances. Designed to inform Ontarians and political parties about the Province's fiscal outlook before the provincial election, it was the first of its kind in Canada and among the first in the world. In his review of the report, the Province's
         Auditor General stated that "we found the government's pre-election report to be an informative document that provided extensive information about Ontario's expected fiscal situation over the next three years (2007/08 to 2009/10)." The Pre-Election Report is available at www.fin.gov.on.ca/english/publications/2007/pre-electionreport/PEReport.html.

         The government provided more than $70 billion in transfer payments in
         2007-08 to individuals and organizations in Ontario. In August 2007, the government introduced a new transfer payment accountability directive to provide stronger assurance that these public funds are being spent by organizations for their intended purposes. This directive applies to transfers made throughout the year.

         Accountability was also strengthened through the recent expansion of the mandate of the Auditor General to allow value-for-money audits of organizations receiving transfer payments, such as hospitals, school boards and universities.

         Setting goals and reporting on results are important elements of accountability. The government is using technology to make it easier to view the plans and results of its ministries, through a single web portal at http://www.fin.gov.on.ca/english/about/rbplanning.

         More efficient government

         Starting in 2004, as part of its continuing commitment to increased efficiency, the government found ways of reducing its costs to provide savings of more than $800 million a year by 2007. Initiatives focused on such activities as streamlining purchasing, improving the use of technology, and absorbing cost increases through program reviews. These savings have been reinvested in priority sectors such as education and health care.

         As a result of these and other factors, Ontario is now the second lowest among provinces in terms of per-capita spending on
         administration.

         In addition, through its innovative OntarioBuys program, the government is helping hospitals, universities, colleges and other institutions save money by streamlining their purchasing practices.

2008 BUDGET INTERIM ESTIMATES
-------------------------------------------------------------------------------------------------------------------

         The Province provided interim estimates of results for 2007-08 in the
         2008 Budget, tabled in March of this year. The final surplus of $0.6 billion reported for the year is unchanged from the interim estimate.
         Certain revenue and expense items changed, however.

         When the 2008 Budget was finalized, the estimate of total revenue was
         $5.1 billion higher than in the 2007 Budget plan. The final results show a further increase of $0.5 billion, or 0.6 per cent, from plan, reflecting new information not available at the time of the 2008
         Budget. The major sources of the change were a net increase of $110 million in tax revenues, higher net income from OPG relating to the
         Ontario Nuclear Funds Agreement discussed in Note 10 to the statements, and a gain of $382 million from interim estimates of other non-tax revenue. These increases were partially offset by lower federal transfers than reported at interim, due mainly to the timing of recording of a portion of a federal payment related to corporate tax harmonization.

         --------------------------------------------------------------------------------------------------------------
         Comparison of 2007-08 Interim and Actual Results                                                       Table 4
         ($ Billions)
         --------------------------------------------------------------------------------------------------------------
                                                                                   2007-08          2007-08       Change
                                                                                   Interim           Actual
                                                                            --------------------------------------------
          Revenue
              Taxation                                                                68.3            68.4          0.1
              Government of Canada                                                    16.9            16.6         (0.3)
              Income from government business enterprises                              4.1             4.4          0.3
              Other                                                                    7.3             7.7          0.4
                                                                            --------------------------------------------
          Total Revenue                                                               96.6            97.1          0.5
          Expense
              Programs                                                                87.0            87.6          0.6
              Interest on debt                                                         9.0             8.9         (0.1)
                                                                            --------------------------------------------
          Total Expense                                                               96.0            96.5          0.5
                                                                            --------------------------------------------
          Annual Surplus(1)                                                            0.6             0.6            -
          --------------------------------------------------------------------------------------------------------------
          (1) A reserve of $750 million included in the Budget plan is not shown in the above results, as it was not needed during the year.
          Note: Interim numbers and related variances may not add due to rounding.
          --------------------------------------------------------------------------------------------------------------

         Total expense was also higher in final results than the interim estimate. The major source of the increase was the $1.1 billion in infrastructure investment funding provided to municipalities under the
         Investing in Ontario Act, 2008, the amount of which was determined as the Public Accounts were finalized. This increase was partially offset by decreases in program spending and interest on debt between interim and final. The net result was an increase of $0.5 billion in total expense.

-----------------------------------------------------------------------------------------------------------------------

                                                        CONSOLIDATED
                                                    FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------------

Auditor's Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated statement of financial position of the Province of Ontario as at March 31, 2008 and the consolidated statements of operations, change in net debt, change in accumulated deficit, and cash flow for the year then ended. These financial statements are the responsibility of the Government of Ontario. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Government, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Province as at March 31, 2007 and the results of its operations, the changes in its net debt, the changes in its accumulated deficit, and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

                                                                                       /s/ Jim McCarter
                                                                                       --------------------------
Toronto, Ontario                                                                       Jim McCarter, CA
August 1, 2008                                                                         Auditor General
                                                                                       Licensed Public Accountant

Province of Ontario
Consolidated Statement of Operations
---------------------------------------------------------------------------------------------------------------------
                                                                                 2007-08      2007-08         2006-07
($ Millions)                                                                    Budget(1)      Actual          Actual
---------------------------------------------------------------------------------------------------------------------
Revenues (Schedules 1 and 2)

  Personal Income Tax                                                            23,285       24,538          23,655
  Retail Sales Tax                                                               16,682       16,976          16,228
  Corporations Tax                                                               10,605       12,990          10,845
  Employer Health Tax                                                             4,550        4,605           4,371
  Gasoline and Fuel Taxes                                                         3,142        3,093           3,033
  Ontario Health Premium                                                          2,638        2,713           2,589
  Other Taxes                                                                     3,417        3,517           3,589
--------------------------------------------------------------------------------------------------------------------
  Total Taxation                                                                 64,319       68,432          64,310
  Transfers from Government of Canada                                            16,106       16,597          14,036
  Income from Investment in Government Business Enterprises                       3,986        4,437           4,196
    (Schedule 9)
  Other                                                                           7,092        7,656           7,855
--------------------------------------------------------------------------------------------------------------------
                                                                                 91,503       97,122          90,397

Expenses (Schedules 3 and 4)
  Health                                                                         37,925       38,168          35,698
  Education                                                                      12,775       12,618          12,058
  Children's and Social Services                                                 10,915       11,265          10,442
  Environment, Resources and Economic Development                                 6,760       10,298           7,629
  Post-Secondary Education and Training                                           5,855        6,482           5,383
  Justice                                                                         3,314        3,655           3,224
  General Government and Other                                                    4,486        5,122           4,863
  Interest on Debt                                                                9,123        8,914           8,831
--------------------------------------------------------------------------------------------------------------------
                                                                                 91,153       96,522          88,128
  Reserve                                                                           750

Annual Surplus (Deficit)                                                           (400)         600           2,269
--------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
(1) Amounts reported as "Plan" in 2007 Budget.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Financial Position
--------------------------------------------------------------------------------------------------------------------
As at March 31                                                                      2008                        2007
($ Millions)
--------------------------------------------------------------------------------------------------------------------

Liabilities
   Accounts Payable and Accrued Liabilities (Schedule 5)                          15,344                      12,463
   Debt (Note 2)                                                    162,056                  156,993
   Unamortized Foreign Exchange Gains                                   161                      318
                                                              --------------              -----------
                                                                                 162,217                     157,311
   Power Purchase Contracts (Note 4)                                               2,579                       2,977
   Pensions and Other Employee Future Benefits (Note 5)                            1,024                       1,398
   Other Liabilities (Note 6)                                                      4,599                       4,395
--------------------------------------------------------------------------------------------------------------------
                                                                                 185,763                     178,544
--------------------------------------------------------------------------------------------------------------------
Financial Assets
   Cash and Cash Equivalents                                                       4,001                       4,329
   Temporary Investments (Note 7)                                                  4,143                       2,293
   Accounts Receivable (Schedule 6)                                                8,358                       7,853
   Loans Receivable (Schedule 7)                                                   9,069                       7,378
   Other Assets (Note 8)                                                           2,068                       1,610
   Investment in Government Business Enterprises
   (Schedule 9)                                                                   15,706                      13,981
--------------------------------------------------------------------------------------------------------------------
                                                                                  43,345                      37,444
--------------------------------------------------------------------------------------------------------------------
Net Debt                                                                        (142,418)                   (141,100)
Non-Financial Assets
   Tangible Capital Assets (Note 9)                                               19,112                      17,245
   Net Assets of Broader Public Sector Organizations
   (Schedule 10)                                                                  17,689                      17,079
--------------------------------------------------------------------------------------------------------------------
                                                                                  36,801                      34,324
--------------------------------------------------------------------------------------------------------------------
Accumulated Deficit                                                             (105,617)                   (106,776)
--------------------------------------------------------------------------------------------------------------------
Contingent Liabilities (Note 11) and Contractual Obligations (Note 12)
See accompanying Notes and Schedules to the Financial Statements.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Change in Net Debt
--------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                               2008                  2007
($ Millions)
--------------------------------------------------------------------------------------------------------------------
Annual Surplus                                                                             600                 2,269
   Acquisition of Tangible Capital Assets                                    (2,748)               (2,120)
   Amortization of Tangible Capital Assets (Note 9)                             880                   838
   Proceeds on Sale of Tangible Capital Assets                                    9                    20
   Loss (Gain) on Sale of Tangible Capital Assets                                (8)                   51
   Increase in Net Assets of Broader Public Sector Organizations
   (Schedule 10)                                                               (610)                 (340)
                                                                        ------------          ------------
                                                                                        (2,477)               (1,551)
Decrease in Fair Value of Ontario Nuclear Funds (Note 10)                                 (935)                    -
--------------------------------------------------------------------------------------------------------------------
Decrease (Increase) in Net Debt                                                         (2,812)                  718
--------------------------------------------------------------------------------------------------------------------
   Net Debt at Beginning of Year                                                      (141,100)             (141,928)
   Increase in Fair Value of Ontario Nuclear Funds at Beginning of Year                  1,494                    -
   (Note 10)
   Less: Ontario Electricity Financial Corporation Unfunded Liability
   Adjustment at Beginning of Year (Note 4)                                                  -                   110
--------------------------------------------------------------------------------------------------------------------
   Restated Net Debt at Beginning of Year                                             (139,606)             (141,818)
--------------------------------------------------------------------------------------------------------------------
Net Debt at End of Year                                                               (142,418)             (141,100)
--------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
--------------------------------------------------------------------------------------------------------------------

  Province of Ontario
  Consolidated Statement of Change in Accumulated Deficit
  -------------------------------------------------------------------------------------------------------------------
  For the year ended March 31                                                                   2008             2007
  ($ Millions)
  -------------------------------------------------------------------------------------------------------------------
  Accumulated Deficit at Beginning of Year                                                  (106,776)        (109,155)
     Increase in Fair Value of Ontario Nuclear Funds at Beginning of Year (Note 10)            1,494                -
     Less: Ontario Electricity Financial Corporation Working Capital Adjustment at                 -              110
     Beginning of Year (Note 4)
  -------------------------------------------------------------------------------------------------------------------
  Restated Accumulated Deficit at Beginning of Year                                         (105,282)        (109,045)
  Annual Surplus                                                                                 600            2,269
  Decrease in Fair Value of Ontario Nuclear Funds (Note 10)                                     (935)               -
  -------------------------------------------------------------------------------------------------------------------
  Accumulated Deficit at End of Year                                                        (105,617)        (106,776)
  -------------------------------------------------------------------------------------------------------------------
  See accompanying Notes and Schedules to the Financial Statements.
  -------------------------------------------------------------------------------------------------------------------

  Province of Ontario
  Consolidated Statement of Cash Flow
  -------------------------------------------------------------------------------------------------------------------
  For the year ended March 31                                                                   2008             2007
  ($ Millions)
  -------------------------------------------------------------------------------------------------------------------
  Operating Transactions
     Annual Surplus                                                                              600            2,269
     Amortization of Tangible Capital Assets (Note 9)                                            880              838
     Loss (Gain) on Sale of Tangible Capital Assets                                               (8)              51
     Income from Investment in Government Business Enterprises (Schedule 9)                   (4,437)          (4,196)
     Remittances from Government Business Enterprises (Schedule 9)                             3,271            3,385
     Decrease in Liability for Pensions and Other Employee Future Benefits (Note 5)             (374)            (288)
     Decrease in Power Purchase Contracts (Note 4)                                              (398)            (412)
     Increase (Decrease) in Accounts Payable and Accrued Liabilities (Schedule 5)              2,881             (743)
     Decrease in Other Items                                                                  (2,450)          (1,247)
  --------------------------------------------------------------------------------------------------------------------
  Cash Applied to Operating Transactions                                                         (35)            (343)
  --------------------------------------------------------------------------------------------------------------------
  Capital Transactions
     Acquisition of Tangible Capital Assets                                                   (2,748)          (2,120)
     Proceeds from Sale of Tangible Capital Assets                                                 9               20
     Increase in Net Assets of Broader Public Sector Organizations (Schedule 10)                (610)            (340)
  --------------------------------------------------------------------------------------------------------------------
  Cash Applied to Capital Transactions                                                        (3,349)          (2,440)
  --------------------------------------------------------------------------------------------------------------------
  Investing Transactions
     Decrease (Increase) in Temporary Investments (Note 7)                                    (1,850)              686
  --------------------------------------------------------------------------------------------------------------------
  Cash Provided by (Applied to) Investing Transactions                                        (1,850)              686
  --------------------------------------------------------------------------------------------------------------------
  Financing Transactions
     Debt Issued                                                                              20,761           19,210
     Debt Retired                                                                            (15,855)         (17,231)
  --------------------------------------------------------------------------------------------------------------------
  Cash Provided by Financing Transactions                                                      4,906            1,979
  --------------------------------------------------------------------------------------------------------------------
     Net Decrease in Cash and Cash Equivalents                                                  (328)            (118)
     Cash and Cash Equivalents at Beginning of Year                                            4,329            4,447
  --------------------------------------------------------------------------------------------------------------------
  Cash and Cash Equivalents at End of Year                                                     4,001            4,329
  --------------------------------------------------------------------------------------------------------------------
  See accompanying Notes and Schedules to the Financial Statements.
  --------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(ALL TABLES IN MILLIONS OF DOLLARS)
-----------------------------------------------------------------------------------------------------------------------

1.       Summary of Significant Accounting Policies

         Basis of Accounting

         The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public
         Sector Accounting Board (PSAB) of the Canadian Institute of Chartered
         Accountants (CICA) and, where applicable, the recommendations of the
         Accounting Standards Board (AcSB) of the CICA.

         Reporting Entity

         These financial statements report the activities of the Consolidated
         Revenue Fund combined with those organizations that are controlled by the government.

         Public hospitals, specialty psychiatric hospitals, school boards and colleges, collectively referred to as the "Broader Public Sector (BPS)
         organizations," are consolidated on a sector basis in these financial statements.

         Government business enterprises and other organizations that are controlled by the Province are individually consolidated provided they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenues, deficit or surplus are greater than $10 million. A listing of these organizations is provided in Schedule 8.

         The activities of organizations that do not meet the materiality thresholds are reflected in these financial statements through the accounts of the ministries responsible for them. Trusts administered by the government on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

         Principles of Consolidation

         Government organizations, except for government business enterprises and broader public sector organizations, are consolidated on a line-by-line basis with the Consolidated Revenue Fund in these financial statements. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies described below, and to eliminate significant inter-organizational accounts and transactions.

         Government business enterprises are defined as those government organizations that i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises.
         Their combined net assets are included in the financial statements as
         Investment in Government Business Enterprises on the Consolidated
         Statement of Financial Position and their combined net income is shown as a separate item, Income from Investment in Government Business
         Enterprises, on the Consolidated Statement of Operations.

         Broader Public Sector (BPS) organizations are recorded in the financial statements using the equity method. Under the equity method or
         "one-line" basis, BPS organizations are reported in accordance with the accounting principles generally accepted for governments. Significant gains and losses resulting from inter-organizational transactions occurring from within the government reporting entity are eliminated upon consolidation. Their combined net assets are included in the financial statements as Net Assets of Broader Public Sector
         Organizations on the Consolidated Statement of Financial Position.
         Their combined net expenses, that is, the total annual expenses of all
         BPS organizations net of revenues they receive from sources other than the Province, are included in Expenses on the Consolidated Statement of
         Operations. The combined net expenses of hospitals are included with
         Health expenses, school board net expenses are included with Education expenses, and college net expenses are included in Postsecondary
         Education and Training expenses in the Consolidated Statement of
         Operations.

         Government business enterprises and other government organizations not meeting the materiality thresholds set out in the Reporting Entity section of this note, are reflected in these financial statements through the accounts of the ministries responsible for them.

         Measurement Uncertainty

         Uncertainty in the determination of the amount at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. Such uncertainty exists when there could be a material variance between the recognized or disclosed amount and another reasonably possible amount.

         Measurement uncertainty in these financial statements and notes thereto exists in the valuation of the power purchase contracts, the accruals for pensions and other employee future benefits obligations, the value of tangible capital assets, the accruals for personal income and corporations tax revenues, the valuation of the health transfers and
         Canada social transfer entitlements and the valuation of the Canadian third party asset-backed commercial paper.

         Uncertainty in the valuation of the power purchase contracts arises from fluctuations in market prices that would affect this liability.
         The uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ significantly from the Province's best estimate of expected results (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits). Uncertainty in the value of tangible capital assets exists because of differences between estimated useful lives of the assets and their actual useful lives. Uncertainty related to the accrual for personal tax and corporations tax revenues arises due to possible subsequent revisions of estimates based on forthcoming information from past year tax return processing. Uncertainty in the estimation of the Canada Health Transfer and Canada Social Transfer
         entitlements arises from variances between the estimated and actual
         Ontario shares of the Canada-wide personal income and corporation tax base and population.

         The uncertainties relating to the valuation of the Canadian third party asset-backed commercial paper are detailed in Note 8 to these financial statements.

         Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

         Revenues

         Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

         Expenses

         Expenses are recognized in the fiscal year that the events giving rise to the expense occur and resources are consumed. Expenses include:

         o    accounts payable accruals

         o    transfer payments

         o    interest accruing on debt

         o    pension and other employee future benefits

         o    the amortization of tangible capital assets

         o    net expenses of hospitals, school boards and colleges.

         Transfer payments are recognized in the year during which the events giving rise to them occur, provided that the transfer is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

         Interest on Debt includes the following: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) servicing and other costs.

         Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government's share of the current year's cost of benefits, interest on the net benefits liability or asset, amortization of actuarial gains or losses, cost of or gain on plan amendment, and other adjustments.

         Other employee future benefits are recognized in the period when the event that obligates the government occurs or in the period when the benefits are earned and accumulated by employees.

         The costs of buildings and transportation infrastructure owned by the
         Province are amortized and recognized as expenses over their estimated useful lives on a straight-line basis. Amortization of tangible capital assets owned by government organizations consolidated in these financial statements is also included in expenses.

         The Province is phasing in the implementation of PSAB recommendations on tangible capital assets. Consequently, the costs of acquisition of other tangible capital assets owned by the Province, such as furniture and vehicles, are recorded as expenses. Also, for significant capital leases entered into by the Province, an amount equal to the present value of the minimum lease payments required over the term of the lease is recorded as an expense at the inception of the lease, with an offsetting liability recorded for the lease obligation.

         Liabilities

         Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

         Liabilities include present obligations for environmental costs, probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

         Liabilities also include obligations to government business enterprises.

         Debt

         Debt consists of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

         Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency denominated debt, liabilities and assets are translated to
         Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

         The Province uses derivative financial instruments (derivatives) for the purposes of minimizing interest costs and managing risk. The
         Province does not use derivatives for speculative purposes. Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

         Pensions and Other Employee Future Benefits

         The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government's best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and, where applicable, the government's borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

         The liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government's share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province's share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-end of the pension plans and that of the
         Province.

         Assets

         Assets are resources controlled by the government from which it will derive future benefits. Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

         Financial Assets

         Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

         Temporary investments are recorded at the lower of cost or fair value.

         Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

         Loans receivable with significant concessionary terms are considered in part as grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan. Loans receivable include amounts owing from government business enterprises.

         Investment in government business enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

         Net Assets of Broader Public Sector Organizations

         The net assets of the broader public sector (BPS) organizations consist of tangible capital and financial assets of BPS organizations net of their liabilities. Although the assets of BPS organizations are consolidated, they are owned, managed and operated by BPS
         organizations. Tangible capital assets of hospitals and colleges are recorded at historical cost in their financial statements. Interest incurred during construction of major projects is capitalized and included in historical cost when specific project financing is provided. Although school boards do not presently record tangible capital assets in their financial statements, an adjustment is made upon consolidation to record the estimated historical cost of their land and building assets in the Province's consolidated financial statements.

         Tangible Capital Assets

         Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development but excludes interest. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the
         Province first implemented tangible capital assets accounting. Tangible capital assets, except land, are amortized over the estimated useful lives of the assets on a straight-line basis.

         As the Province is phasing in the implementation of PSAB
         recommendations on provincially owned tangible capital assets, the following categories are included under tangible capital assets and recorded at historical cost: land, buildings and transportation infrastructure owned by the Province; and all tangible capital assets owned by government organizations that are consolidated in these financial statements. The remaining other tangible capital assets, including leased assets, computers, equipment, vehicles and furniture, are expensed as acquired. The Province intends to apply PSAB's recommendations on the remaining other tangible capital assets in
         2009-10.

         Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized. External contributions for acquisition of tangible capital assets are recorded as deferred revenue and amortized on the same basis as the related tangible capital assets.

2.       Debt

         The Province borrows in both domestic and international markets. Debt of $162.1 billion, as at March 31, 2008 (2007, $157.0 billion), is composed mainly of bonds and debentures issued in both the short and long-term public capital markets and non-public debt held by certain federal and provincial public sector pension plans. Debt comprises Debt
         Issued for Provincial Purposes of $133.9 billion (2007, $129.3 billion)
         and Ontario Electricity Financial Corporation (OEFC) debt of $28.3 billion (2007, $28.0 billion). The table on page 40 presents the maturity schedule of the Province's outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

--------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                                   2008           2007
--------------------------------------------------------------------------------------------------------------------
                           Canadian         U.S.       Japanese                    Other
Currency                     Dollar       Dollar            Yen       Euro(1)   Currency(2)     Total          Total
---------------------------------------------------------------------------------------------------------------------
Maturing in:
2008                                                                                                         $19,222
2009                        $21,314        4,661              -        795           265      $27,035         20,556
2010                          9,016        1,629            738      1,443           870       13,696         13,720
2011                          9,277        1,509              -          -           252       11,038          6,438
2012                          6,169        1,136              -          -            47        7,352          7,127
2013                          7,925        3,274              -          -           118       11,317              -
--------------------------------------------------------------------------------------------------------------------
1-5 years                    53,701       12,209            738      2,238         1,552       70,438         67,063
6-10 years                   22,667        4,865            103      1,188         1,847       30,670         33,812
11-15 years                   9,037            -              -          -             -        9,037          6,424
16-20 years                  14,710            -              -          -             -       14,710         12,300
21-25 years                  13,469            -              -          -             -       13,469         13,606
26-40(3) years               23,732            -              -          -             -       23,732         23,788
--------------------------------------------------------------------------------------------------------------------
                           $137,316       17,074            841      3,426         3,399     $162,056       $156,993
Unamortized
Foreign Exchange
Gains/(Losses)                    -          119             44          -           (2)          161            318
--------------------------------------------------------------------------------------------------------------------
Total(4),(5)               $137,316       17,193            885      3,426         3,397      162,217        157,311
--------------------------------------------------------------------------------------------------------------------
Debt Issued for
Provincial                  111,962       15,136            885      3,426         2,471      133,880        129,308
Purposes(6)

OEFC Debt                    25,354        2,057              -          -           926       28,337         28,003
--------------------------------------------------------------------------------------------------------------------
Total(4),(5)               $137,316       17,193            885      3,426         3,397     $162,217       $157,311
--------------------------------------------------------------------------------------------------------------------
Effective Interest Rates (Weighted Average)
2008                          5.97%        4.76%          2.42%      4.65%         4.42%        5.76%              -
2007                          6.28%        4.93%          3.48%      5.13%         4.46%            -          6.02%
---------------------------------------------------------------------------------------------------------------------
(1) Euro debt includes debt issues in Euro and French franc legacy currency.
(2) Other currencies comprise Australian dollar, New Zealand dollar, Pound sterling, Swiss franc, Hong Kong dollar,
    South African rand and New Turkish lira.
(3) The longest term to maturity is to June 2, 2047.
(4) Total foreign currency denominated debt as at March 31, 2008, was $24.7 billion (2007, $28.2 billion). Of that,
    $23.9 billion or 96.8% (2007, $27.2 billion or 96.4%) was fully hedged to Canadian dollars. The remaining 3.2%
    (2007, 3.6%) of foreign debt was unhedged as follows:
    $47 million (2007, $291 million) U.S. dollar denominated debt, $720 million (2007, $686 million) Japanese yen denominated debt and $26 million (2007, $24 million) Swiss franc denominated debt.
(5) Total debt includes issues totalling $2.7 billion (2007, $3.3 billion), which have embedded options exercisable by either the Province or the bond holder under specific conditions.
(6) Debt denominated in Canadian dollars as at March 31, 2008 includes $1.2 billion (2007, $1.1 billion) long-term debt purchased and held by the Province.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                            2008            2007
---------------------------------------------------------------------------------------------------------------
Debt Payable to:
   Public Investors                                                                   $141,730        $134,431
   Canada Pension Plan Investment Fund                                                  10,233          10,233
   Ontario Teachers' Pension Plan                                                        4,466           6,411
   Public Service Pension Plan                                                           2,260           2,502
   Ontario Public Service Employees Union Pension Fund                                   1,074           1,188
   Canada Mortgage and Housing Corporation                                                 863             914
   Others(1)                                                                             1,430           1,314
---------------------------------------------------------------------------------------------------------------
Total                                                                                 $162,056        $156,993
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
(1) Debt payable to others is comprised mainly of School Board Trust Debt — $831 million (2007 — $848 million)
    and debt of Ontario Immigrant Investor Corporation - $599 million (2007 — $400 million).
---------------------------------------------------------------------------------------------------------------

         Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province's debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

         The estimated fair value of debt as at March 31, 2008 was $180.1 billion (2007, $174.7 billion). This is higher than the book value of
         $162.1 billion (2007, $157.0 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

         School Board Trust Debt

         A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million in June 2003. The Trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. These amounts will be reduced over the 30-year period by the transfer payments made by the Ministry of Education to the Trust under the School Board Operating Grant program. As at March 31, 2008, the outstanding amount of $822 million
         (2007, $840 million) advanced to school boards is included in Other
         Assets and outstanding debentures of $831 million (2007, $848 million)
         are included in Debt.

3.       Risk Management and Derivative Financial Instruments

         The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments
         ("derivatives").

         Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

         Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including foreign exchange forward contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar denominated cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of foreign exchange forward contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the foreign exchange forward contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

         The current policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC debt. At March 31,
         2008, the respective unhedged levels were 0.6 and nil per cent (2007,
         0.7 and nil per cent). For every one-cent increase in the Canadian dollar versus the U.S. dollar, there would be an increase in the debt amount of $0.5 million (2007, $2.5 million) and an increase in Interest on Debt of $0.8 million (2007, $2.4 million). For every one Japanese yen decrease versus the Canadian dollar, there would be an increase in debt amount of $7.5 million (2007, $7.0 million) and an increase in
         Interest on Debt of $4.0 million (2007, $2.4 million). Total foreign exchange gains recognized in the Statement of Operations for 2007-08 were $131 million (2006-07, $127 million).

         Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and
         OEFC debt, the risk is measured as interest rate resetting risk, which is the net of floating rate exposure, liquid reserves and fixed rate debt maturing within the next 12-month period as a percentage of Debt
         Issued for Provincial Purposes and OEFC debt respectively. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt Issued for Provincial
         Purposes and OEFC to a maximum of 35 per cent.

         As at March 31, 2008, interest rate resetting risk for Debt Issued for
         Provincial Purposes and OEFC debt was 15.6 per cent and 23.6 per cent respectively (2007, 15.3 per cent and 14.4 per cent). Based on floating rate interest-bearing financial instruments on hand at the balance sheet date plus planned refinancing of maturing debt in the coming year, a one per cent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $290 million (2007,
         $250 million).

         Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 7), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt.
         In addition, the Province has short-term note programs as alternative sources of liquidity.

         The table below presents a maturity schedule of the Province's derivatives, by type, outstanding as at March 31, 2008, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

        ---------------------------------------------------------------------------------------------------------------
        Derivative Portfolio Notional Value
        As at March 31                                                                                  2008       2007
        ---------------------------------------------------------------------------------------------------------------
        Maturity in             2009       2010     2011     2012      2013       6-10   Over 10
        Fiscal Year                                                              Years     Years      Total       Total
        ---------------------------------------------------------------------------------------------------------------
        Swaps:
           Interest Rate     $11,444     $8,973   $4,679   $2,509    $7,315    $21,254    $4,854    $61,028    $68,565

           Cross Currency      5,278      5,575    1,981    1,226     2,806     10,166         -     27,032     31,320

        Forward Foreign        2,649          -        -        -         -          -         -      2,649      1,803
        Exchange Contracts

        Caps and Floors            -         88        -        -         -          -         -         88        138
        ---------------------------------------------------------------------------------------------------------------
        Total                $19,371    $14,636   $6,660   $3,735   $10,121    $31,420    $4,854    $90,797   $101,826
        ---------------------------------------------------------------------------------------------------------------

        The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the
        Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2008.

        ---------------------------------------------------------------------------------------------------------------
        Credit Risk Exposure
        As at March 31                                                                           2008             2007
        ---------------------------------------------------------------------------------------------------------------
        Gross Credit Risk Exposure(1)                                                          $2,247           $1,083
        Less: Netting(2)                                                                       (1,487)            (898)
        ---------------------------------------------------------------------------------------------------------------
        Net Credit Risk Exposure                                                                $ 760            $ 185
        ---------------------------------------------------------------------------------------------------------------
        (1) Gross credit risk exposure is the gross credit exposure to counterparties with net positive exposure
            (that is, the Province has an unrealized gain).
        (2) "Netting" is the gross negative credit exposure to counterparties with net positive credit exposures covered by master agreements providing for close out netting when contracts do not have co-terminus settlement dates.
        ---------------------------------------------------------------------------------------------------------------

         The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality
         counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements ("master agreements") that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross credit risk exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

4.       Ontario Electricity Financial Corporation Liabilities

         The Ontario Electricity Financial Corporation (OEFC) is consolidated as a government organization in these financial statements. The prior year's opening accumulated deficit of the Province was adjusted to reflect an adjustment to the opening Unfunded Liability of the OEFC.
         The Unfunded Liability of OEFC as at April 1, 2006 was reduced by $110 million to reflect the elimination of a working capital adjustment payable to Ontario Power Generation Inc. (OPG) that was originally recorded in OEFC's Unfunded Liability. It was subsequently determined that there was no obligation for this amount.

         In addition to the current liabilities and long-term debt of OEFC, recorded in these financial statements under Accounts Payable and
         Accrued Liabilities and Debt respectively, the following liability of
         OEFC is also reflected in these financial statements:

         Power Purchase Contracts

         Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario.
         As the legal continuation of Ontario Hydro, OEFC is the counterparty to these contracts. A liability arose because these contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the market price.

         The NUG liability had been valued at $4.3 billion on a discounted cash-flow (DCF) basis since Ontario Hydro was continued as OEFC on
         April 1, 1999. Prior to open access to the electricity market in May
         2002, power purchased from NUGs was resold at cost to the revenue pool managed by OPG. After the market opened, OEFC sustained annual losses on power purchased from NUGs. The DCF model was updated as of March 31,
         2003, which reduced the estimated liability by $422 million to $3.7 billion. This revaluation change is being amortized to operations over a 10-year period.

         Under the Electricity Restructuring Act, 2004, effective January 1,
         2005, OEFC began receiving actual contract prices for power from ratepayers and will no longer incur losses on these power purchase contracts. At that time, it was estimated that the bulk of the liability would be eliminated over 12 years as existing electricity contracts expire. The decrease in the liability for power purchase contracts for 2007-08 was $398 million (2006-07, $412 million). This results in a liability of $2.6 billion as at March 31, 2008 (2007, $3.0 billion).

5.       Pensions and Other Employee Future Benefits
         ------------------------------------------------------------------------------------------------------------
         Pensions and Other Employee Future Benefits Liability (Asset)
         As at March 31                                    2008                   2008          2008            2007
         ------------------------------------------------------------------------------------------------------------
                                                       Pensions         Other Employee         Total           Total
                                                                       Future Benefits
         ------------------------------------------------------------------------------------------------------------
         Obligation for benefits                        $65,071                 $5,757       $70,828         $67,054
         Less: plan fund assets                         (74,846)                  (405)      (75,251)        (68,771)
         Unamortized actuarial gains (losses)             4,447                   (614)        3,833           1,791
         Adjustments(1)                                   1,614                      -         1,614           1,324
         ------------------------------------------------------------------------------------------------------------
         Total                                          $(3,714)                $4,738        $1,024         $ 1,398
         ------------------------------------------------------------------------------------------------------------
         (1) Adjustments for pensions consist of:
             i) differences for amounts reported by the pension plans at December 31, instead of the Province's year-end of March 31
             ii) unamortized difference between employer and employee contributions for jointly sponsored pension plans
             iii) unamortized employee contribution reductions for solely sponsored plans
             iv) unamortized initial unfunded liabilities of jointly sponsored plans
             v) amounts payable by the Province that are reflected as contributions in the pension plan assets.
         ------------------------------------------------------------------------------------------------------------

        ---------------------------------------------------------------------------------------------------------------
        Pensions and Other Employee Future Benefits Expense

        For the year ended March 31                        2008                   2008           2008             2007
        ---------------------------------------------------------------------------------------------------------------
                                                       Pensions         Other Employee          Total            Total
                                                                       Future Benefits
        ---------------------------------------------------------------------------------------------------------------
        Cost of benefits                                 $1,634                   $302         $1,936           $1,860
        Amortization of actuarial losses                   (485)                    94           (391)            (242)
            (gains)
        Employee contributions                             (200)                     -           (200)            (186)
        Interest expense (income)                          (452)                   235           (217)             (61)
        Adjustments(1)                                      (24)                     -            (24)            (209)
        ---------------------------------------------------------------------------------------------------------------
        Total(2)                                           $473                   $631         $1,104           $1,162
        ---------------------------------------------------------------------------------------------------------------
        (1) Adjustments for Pensions consist of amortization of:
            i) the difference between employer and employee contributions for jointly sponsored pension plans
            ii) employee contribution reductions for solely sponsored plans
            iii) initial unfunded liability of jointly sponsored pension plans.
        (2) Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 4. The Teachers' Pension expense of $342 million (2006-07, $345 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 3. The Public Service and OPSEU Pension expense of
            $131 million (2006-07, $172 million) and Other Employee Future Benefits — Retirement Benefits expense of $400 million
            (2006-07, $385 million) are included in the General Government and Other expense in the Consolidated Statement of
            Operations. The combined total of Public Service and OPSEU Pension and Other Employee Future Benefits —
            Retirement Benefits expense of $531 million (2006-07, $557 million) is disclosed separately in Schedule 3.
            The remainder of Other Employee Future Benefits expense is included in the relevant ministries' expenses in Schedule 3.
        ---------------------------------------------------------------------------------------------------------------

         Pensions

         The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario
         Public Service Employees Union (OPSEU) Pension Plan and the Ontario
         Teachers' Pension Plan (OTPP).

         These three plans are contributory defined benefit plans that provide
         Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute seven to nine per cent of their salary to these plans. The Province matches these contributions.

         Funding of these plans is based on statutory actuarial funding valuations undertaken at least every three years. The Province contributed $809 million to OTPP in 2007-08 (2006-07, $797 million),
         $213 million (including $59 million special payment) to PSPP (2006-07,
         $218 million including $75 million special payment) and $153 million to
         OPSEU Pension Plan (2006-07, $143 million). During calendar year 2007,
         OTPP paid benefits, including transfers to other plans of $4.0 billion
         (2006, $3.8 billion), PSPP paid $856 million (2006, $822 million) and
         OPSEU Pension Plan paid $542 million (2006, $529 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers' Federation (OTF), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

         The government's best estimate of the long-term annual inflation rate used in the pension and other employee future benefits calculations disclosed in these financial statements is 2.5 per cent; the salary escalation rate is 3.5 per cent; and the discount rate and expected rate of return on pension plan assets are 6.75 per cent for OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over periods of 10 to 14 years.

         The Province is also responsible for sponsoring the Ontario Teachers'
         Retirement Compensation Arrangement and the Public Service
         Supplementary Benefits Plan. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

         Other Employee Future Benefits

         Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits and compensated absences. The discount rate used in the Other Employee Future Benefits (except retirement benefits)
         calculation for 2007-08 is 4.95 per cent (2006-07, 4.90 per cent).

         Retirement Benefits

         The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The Province paid $127 million for benefits under the plan in 2007-08 (2006-07, $122 million).
         The liability for non-pension retirement benefits of $3.0 billion as at
         March 31, 2008 (2007, $2.7 billion) is included in the Other Employee
         Future Benefits Liability. The expense for 2007-08 of $400 million
         (2006-07, $385 million) is included in the Other Employee Future
         Benefits Expense.

         The discount rate used in the other retirement benefits calculation for
         2007-08 is 5.10 per cent (2006-07, 5.10 per cent).

         Post-Employment Benefits

         For employees who have completed five years of service, the Province provides termination pay equal to one week's salary for each year of service up to a maximum of 50 per cent of their annual salary.
         Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. The termination pay benefits are unfunded and are administered by the Province. The Province paid $46 million in termination pay in 2007-08 (2006-07, $48 million). The liability for termination pay of $859 million as at March 31, 2008
         (2007, $834 million) is included in the Other Employee Future Benefits
         Liability. The expense for 2007-08 of $71 million (2006-07, $78 million) is included in the Other Employee Future Benefits Expense.

         The Province also provides, on a self-insured basis, workers'
         compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability. The liability for workers' compensation of $408 million as at March 31, 2008 (2007,
         $416 million) net of deposits of $1 million (2007, $2 million) is included in the Other Employee Future Benefits Liability. The expense for 2007-08 of $35 million (2006-07, $98 million), including a $43 million payment made in 2007-08 (2006-07, $42 million), is included in the Other Employee Future Benefits Expense.

         The unfunded liability for long-term disability benefits of $250 million as at March 31, 2008 (2007, $222 million) is net of deposits of
         $404 million (2007, $362 million), and is included in the Other
         Employee Future Benefits Liability. The 2007-08 expense of $99 million
         (2006-07, $77 million) is included in the Other Employee Future
         Benefits Expense. A $72 million payment for long-term disability benefits was made in 2007-08 (2006-07, $64 million).

6.       Other Liabilities
         -------------------------------------------------------------------------------------------------------------
         Other Liabilities
         As at March 31                                                           2008                            2007
         -------------------------------------------------------------------------------------------------------------
         Deferred Revenue:
            Federal Transfers                                                   $1,337                          $1,628
            Vehicle and Driver Licences                                            625                             636
            Other                                                                  843                             782
         -------------------------------------------------------------------------------------------------------------
         Total Deferred Revenue                                                  2,805                           3,046
         Other Funds and Liabilities                                             1,794                           1,349
         -------------------------------------------------------------------------------------------------------------
         Total                                                                  $4,599                          $4,395
         -------------------------------------------------------------------------------------------------------------

         Federal transfers were received by the Province to provide multi-year funding for provincial expenditures. They are recognized as revenue in the periods identified by the federal government in the underlying agreements. Details are provided in the following table:

         ----------------------------------------------------------------------------------------------------------------
         Deferred Revenue — Federal Transfers
         ----------------------------------------------------------------------------------------------------------------
                                                                                  Revenue Deferred to            Deferred
                                                        Included in Revenue               Future                  Revenue
                                                      -------------------------------------------------------------------
                                             Total                                                                  As at
                                           Transfer      2006-07                               2009-10 and      March 31,
                                           Received      and prior   2007-08      2008-09       thereafter           2008
         ----------------------------------------------------------------------------------------------------------------
         ecoTrust for Clean Air                $586        $   -        $195         $195             $196           $391
             and Climate Change

         Wait Times Reduction                 1,656          953         468          235                -            235

         Strategic Highway                      172            9          10            7              146            153
             Infrastructure Fund

         Patient Wait Times                     205            -          68           68               69            137
            Guarantee Trust

         Public Transit Capital                 351          117         117          117                -            117

         Affordable Housing                     312          117         117           78                -             78

         HPV Immunization Trust                 117            -          39           39               39             78

         Border Infrastructure Fund              91            3          14            3               71             74
         Off-Reserve Aboriginal                  80           27          26           27                -             27
             Housing Trust

         Other Federal Transfers                437          195         195           41                6             47
         ----------------------------------------------------------------------------------------------------------------
         Total                               $4,007       $1,421      $1,249         $810             $527         $1,337
         ----------------------------------------------------------------------------------------------------------------

         The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

         Other deferred revenue includes deferred capital contributions of $668 million (2007, $531 million) from external sources for the acquisition and construction of tangible capital assets owned by the Province.

         Other funds and liabilities include pension and benefit funds related to the Provincial Judges' Pension Fund, the Public Service and the
         Deputy Ministers' Supplementary Benefit Accounts, regulatory liabilities and externally restricted funds. Regulatory liabilities of
         $166 million and regulatory assets of $53 million are those of the
         Ontario Power Authority. They arise from the application of the
         Electricity Act, 1998 and regulations made under that act. These accounts can be an asset or a liability, depending on whether the actual energy cost is higher or lower than the regulated price.

7.       Temporary Investments
         -----------------------------------------------------------------------------------------------------------
         Temporary Investments
         As at March 31                                                                         2008           2007
         -----------------------------------------------------------------------------------------------------------
         Temporary Investments                                                               $3,315          $7,764
         Add: Assets Purchased under Resale Agreements                                        1,679               -
         Less: Assets Sold under Repurchase Agreements                                         (851)         (5,471)
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
         Total                                                                               $4,143          $2,293
         -----------------------------------------------------------------------------------------------------------

         The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2008 is $4.3 billion (2007, $2.4 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

         A resale agreement is an agreement between two parties where the
         Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

8.       Other Assets

         Other assets include prepaids, long-term investments, deferred charges and regulatory assets. Regulatory assets are discussed in Note 6.
         During the fiscal year ended March 31, 2008, investments in Canadian third-party asset-backed commercial paper ("ABCP") were reclassified from cash and cash equivalents to long-term investments.

         As at March 31, 2008, the Province held ABCP issued by a number of trusts with an original cost of $636.9 million (par value - $644.2 million). At the time the Province purchased these investments, approximately 92 per cent were rated R-1 (high) by Dominion Bond Rating
         Service (DBRS), which is the highest credit rating for commercial paper, with the remainder rated R-1 (mid). However, there has been no active market in ABCP since mid-August 2007, and it has been under a standstill agreement known as the Montreal Accord. The Pan Canadian
         Investors Committee (the "Investors Committee") was formed on September
         6, 2007 to restructure ABCP, and it filed an application for a restructuring plan (the "Plan") to the Ontario Superior Court of
         Justice (the "Court") pursuant to the Companies' Creditors Arrangement
         Act on March 17, 2008. The Plan was approved by 96 per cent of investors on April 25, 2008 and was sanctioned by the Court on June 5,
         2008. The Plan is currently in the appeal process and has yet to receive final court approval. The Province assesses a high probability that the restructuring will be successful and that the Province will receive the restructured notes contemplated by the Plan later in 2008.

         The Investors Committee issued an Information Statement on March 20,
         2008, containing details of the proposed restructuring. Based on this and other publicly available information, it is estimated that the
         Province will receive a series of notes that will closely match the maturity of the underlying assets. This will be comprised of approximately $49.6 million of notes backed by traditional assets,
         $33.7 million of notes with exposure to the U.S. residential mortgage market, and $553.5 million of notes backed by a combination of structured and traditional assets. Approximately 84 per cent of the restructured notes that the Province will receive are expected to have a high credit rating, or be backed by high quality traditional assets.

         Under the accounting standards applicable to governments, the Province is required to reflect any impairment in investment value that is deemed to be "other than temporary." In such cases, the long-term investments are written down to reflect the net recoverable value. The
         Province has estimated the net recoverable value of its ABCP holdings using a valuation technique based on long-term historical data, and all publicly available information as of the date of finalization of the
         Consolidated Financial Statements. A probability-weighted discounted cash flow approach was used for the valuation. This analysis takes into consideration the likelihood of a successful restructuring and the specific attributes of each class of note.

         Based on this analysis, management's best estimate of the net recoverable value of the Province's investment in ABCP, as at March 31,
         2008, is approximately $530.1 million, representing a valuation adjustment of approximately $106.8 million. The valuation adjustment has been recognized in the Consolidated Statement of Operations. No interest revenue has been accrued to date for the Province's investment in ABCP.

         In addition, government business enterprises that are consolidated on the modified equity basis recorded total impairment loss of $18 million relating to the ABCP. These write-downs are included in Income from
         Investments in Government Business Enterprises on the Consolidated
         Statement of Operations for the year ended March 31, 2008. As at March
         31, 2008, the remaining estimated fair value of the government business enterprises' investments in ABCP was $40 million.

         The Province continues to maintain a strong liquidity position. The liquidity issues in the ABCP market have not had a significant impact on the Province's operations or financial position.

9.       Tangible Capital Assets
         ---------------------------------------------------------------------------------------------------------------
         Tangible Capital Assets
         As at March 31                                       2008                2008              2008           2007
         ---------------------------------------------------------------------------------------------------------------
                                                                           Accumulated          Net Book       Net Book
                                                              Cost        Amortization             Value          Value
         ---------------------------------------------------------------------------------------------------------------
         Land                                               $5,682              $    -            $5,682         $5,558
         Buildings                                           4,767               1,524             3,243          2,919
         Transportation Infrastructure                      15,917               6,374             9,543          7,612
         Other                                               1,939               1,295               644          1,156
         ---------------------------------------------------------------------------------------------------------------
         Total                                             $28,305              $9,193           $19,112        $17,245
         ---------------------------------------------------------------------------------------------------------------

         Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

         Buildings include administrative and service structures, and buildings under construction, but leased premises are excluded.

         Transportation infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

         Other includes railway equipment, computer equipment, vehicles, furniture, and administrative and service equipment owned by government organizations that are consolidated. It is planned to include similar assets owned by provincial ministries in the Province's financial statements in 2009-10. Works of art and historical treasures including the Legislative Building are excluded from tangible capital assets.

         All tangible capital assets, except buildings under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2007-08 totalled $880 million (2006-07,
         $838 million). The useful lives of the Province's tangible capital assets have been estimated as:

                Buildings                                 20 to 40 years

                Transportation Infrastructure             10 to 60 years

                Other                                     3 to 25 years

10.      Changes in the Fair Value of Ontario Nuclear Funds

         Ontario Nuclear Funds Agreement (ONFA) Funds were established by
         Ontario Power Generation Inc. (OPG) in order to ensure that sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management. Effective January 1, 2007, OPG adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants on the recognition and measurement of financial instruments. As a result, the ONFA Funds were carried at fair value in OPG's financial statements.

         Effective April 1, 2007, the fair value of ONFA Funds is reflected in
         Investment in Government Business Enterprises in these consolidated financial statements. Realized gains and losses of ONFA Funds are reflected in Income from Investment in Government Business Enterprises.
         Unrealized gains and losses of ONFA Funds are recorded as an Increase
         (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated
         Statement of Change in Net Debt and the Consolidated Statement of
         Change in Accumulated Deficit. Inter-organizational balances related to
         ONFA Funds recorded in OPG's consolidated financial statements have been eliminated.

         The cumulative effect of this change in accounting policy resulted in a
         $1.5 billion increase in the opening Net Assets of Government Business
         Enterprises (disclosed in Schedule 9 of these financial statements), and a corresponding decrease in the opening Net Debt and Accumulated
         Deficit as at April 1, 2007. Prior year comparatives have not been restated for this change.

         For the year ended March 31, 2008, this change in accounting policy resulted in a $62 million increase in Income from Investment in
         Government Business Enterprises and in the Province's annual Surplus.
         ONFA Funds incurred unrealized losses of $935 million during the year, which resulted in a corresponding decrease in the Province's Investment in Government Business Enterprises, Net Debt and Accumulated Deficit.

11.      Contingent Liabilities

         Obligations Guaranteed by the Province

         The authorized limit for loans guaranteed by the Province as at March
         31, 2008 was $2.4 billion (2007, $2.9 billion). The outstanding loans guaranteed and other contingencies amounted to $2.3 billion as at March
         31, 2008 (2007, $2.6 billion). A provision of $445 million (2007, $416 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in these financial statements.

         Ontario Nuclear Funds Agreement (ONFA)

         Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically, to reflect new developments in the management of nuclear used fuel waste.

         As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed rate, the Province is entitled to the excess.

         Two agreements are in place to satisfy the Canadian Nuclear Safety
         Commission (CNSC) licensing requirements for financial guarantees in respect of OPG's nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access to the segregated funds established under ONFA. The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $760 million, effective January 1, 2008, relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

         Social Housing — Loan Insurance Agreements

         For all non-profit housing projects in the provincial portfolio, the
         Province is liable to indemnify and reimburse the Canada Mortgage and
         Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario
         Housing Corporation.

         At March 31, 2008, there were $8.0 billion (2007, $8.3 billion) of mortgage loans outstanding. As operating subsidies provided by the
         Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

         Claims Against the Crown

         There are claims outstanding against the Crown of which 72 (2007, 73)
         are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items.
         The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

         Canadian Blood Services

         The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement
         (the "Captive Support Agreement") with Canadian Blood Services (CBS)
         and Canadian Blood Services Captive Insurance Company Limited (CBSI), a
         wholly owned subsidiary of CBS established under the laws of British
         Columbia. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS domiciled in Bermuda. Given current populations,
         Ontario's maximum potential liability under the Captive Support
         Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive
         Support Agreement.

12.      Contractual Obligations

         ----------------------------------------------------------------------------------------------------------------
         Contractual                                                     Minimum Payments to be made in:
         Obligations                                                                                             2014 and
         As at March 31                     2008       2007      2009      2010      2011      2012     2013   thereafter
         ----------------------------------------------------------------------------------------------------------------
                                         $11,464    $11,064    $2,354    $1,650    $1,919    $1,135   $1,071       $3,335
         Ontario Power Generation
                                           9,136      5,158     2,713     1,385     1,117       975      473        2,473
         Transfer payments
                                           1,328      1,487       226       166       141       118      114          563
         Leases
                                           2,837      1,879     1,662       677       454        41        1            2
         Construction Contracts
                                           3,625      3,477       653       490       417       381      281        1,403
         Other
         ----------------------------------------------------------------------------------------------------------------
         Total Contractual               $28,390    $23,065    $7,608    $4,368    $4,048    $2,650   $1,940       $7,776
             Obligations
         ----------------------------------------------------------------------------------------------------------------

         Ontario Power Generation Inc.'s contractual obligations include future contributions under the Ontario Nuclear Funds Agreement of $3.0 billion, long-term debt repayment obligations of $3.7 billion and fuel supply agreements of $2.3 billion.

13.      Trust Funds Under Administration

         Summary financial information from the most recent financial statements of trust funds under administration is provided below.

         ---------------------------------------------------------------------------------------------------------------
         Workplace Safety and Insurance Board
         As at December 31                                                                          2007           2006
         ---------------------------------------------------------------------------------------------------------------
         Assets                                                                                  $15,972        $16,455
         Liabilities                                                                              24,066         22,452
         ---------------------------------------------------------------------------------------------------------------
         Unfunded Liability                                                                       (8,094)        (5,997)
         ---------------------------------------------------------------------------------------------------------------
         Revenues                                                                                  3,370          5,341
         Expenditures                                                                              5,467          4,828
         ---------------------------------------------------------------------------------------------------------------
         Surplus (Deficit)                                                                        (2,097)           513
         Unfunded Liability, Beginning of Year                                                    (5,997)        (6,510)
         ---------------------------------------------------------------------------------------------------------------
         Unfunded Liability, End of Year                                                         ($8,094)       ($5,997)
         ---------------------------------------------------------------------------------------------------------------

         ---------------------------------------------------------------------------------------------------------------
         Other Trust Funds
         As at March 31, 2008
         ---------------------------------------------------------------------------------------------------------------
                                                                                                           Fund Balance
                                                                 Assets        Liabilities          (Unfunded Liability)
         ---------------------------------------------------------------------------------------------------------------
         The Public Guardian and                                 $1,347             $1,257                          $90
             Trustee for Province of Ontario
         ---------------------------------------------------------------------------------------------------------------
         Motor Vehicle Accident Claims Fund                         $58               $249                        ($191)
         ---------------------------------------------------------------------------------------------------------------
         Pension Benefits Guarantee Fund                           $175               $277                        ($102)
         ---------------------------------------------------------------------------------------------------------------
         As at December 31, 2007                                 Assets        Liabilities                 Fund Balance
         ---------------------------------------------------------------------------------------------------------------
         Deposit Insurance Corporation of Ontario                  $131                $25                         $106
         ---------------------------------------------------------------------------------------------------------------

         Unfunded liabilities of trusts under administration are not included in the Province's consolidated financial statements as they will be discharged by external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of
         Ontario.

14.      Comparative Figures

         The comparative figures have been reclassified as necessary to conform to the 2008 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 1: Revenues by Source
---------------------------------------------------------------------------------------------------------------------
                                                                               2007-08         2007-08       2006-07
($ Millions)                                                                    Budget(1)       Actual        Actual
---------------------------------------------------------------------------------------------------------------------
Taxation
Personal Income Tax                                                             23,285          24,538        23,655
Retail Sales Tax                                                                16,682          16,976        16,228
Corporations Tax                                                                10,605          12,990        10,845
Employer Health Tax                                                              4,550           4,605         4,371
Ontario Health Premium                                                           2,638           2,713         2,589
Gasoline Tax                                                                     2,401           2,360         2,310
Land Transfer Tax                                                                1,187           1,363         1,197
Tobacco Tax                                                                      1,217           1,127         1,236
Fuel Tax                                                                           741             733           723
Electricity Payments-In-Lieu of Taxes                                              706             546           757
Other Taxes                                                                        307             481           399
---------------------------------------------------------------------------------------------------------------------
                                                                                64,319          68,432        64,310
---------------------------------------------------------------------------------------------------------------------
Transfers from Government of Canada
Canada Health Transfer                                                           8,104           8,487         7,702
Canada Social Transfer                                                           3,740           3,778         3,225
Labour Market Development Agreement                                                582             587           184
Transition Trust                                                                   577             574             -
Social Housing                                                                     528             525           532
Wait Times Reduction Fund                                                          468             468           467
Corporations Tax Administration Redesign                                           400             250             -
Early Learning and Child Care                                                        -               -           253
Infrastructure Programs                                                            161             207           191
Post-Secondary Education Infrastructure Trust                                      195             195           195
ecoTrust for Clean Air and Climate Change                                          195             195             -
Indian Welfare Services Agreement                                                  174             186           179
Public Transit Capital Trust                                                       117             117           117
Affordable Housing Trust                                                           117             117           117
Child Care Spaces                                                                    -              97             -
Bilingualism Development                                                            78              97            82
Federal Capital Tax Incentive                                                        -              83             -
Labour Market Agreement for Persons with Disabilities                               73              77            76
Patient Wait Time Guarantee                                                          -              68             -
Youth Criminal Justice                                                              66              64            64
Public Health and Immunization Trust                                                 -               -            53
Legal Aid Criminal                                                                  43              51            51
Other                                                                              488             374           548
---------------------------------------------------------------------------------------------------------------------
                                                                                16,106          16,597        14,036
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 1: Revenues by Source (cont'd)
---------------------------------------------------------------------------------------------------------------------
                                                                                  2007-08       2007-08      2006-07
($ Millions)                                                                       Budget(1)     Actual       Actual
---------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business
Enterprises (Schedule 9)                                                           3,986          4,437        4,196
---------------------------------------------------------------------------------------------------------------------
Other
Vehicle and Driver Registration Fees                                               1,032          1,051          970
Electricity Debt Retirement Charge                                                 1,013            982          991
Power Sales                                                                          831            929          863
Local Services Realignment                                                           833            827          809
Other Fees and Licences                                                              583            668          624
Sales and Rentals                                                                    429            553        1,108
Liquor Licence Board of Ontario Revenues                                             455            475          467
Net Reduction of Power Purchase Contracts                                            398            398          412
Royalties                                                                            217            193          215
Independent Electricity System Operator Revenue                                      136            135          124
Miscellaneous                                                                      1,165          1,445        1,272
---------------------------------------------------------------------------------------------------------------------
                                                                                   7,092          7,656        7,855
---------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                    91,503         97,122       90,397
---------------------------------------------------------------------------------------------------------------------
(1) Amounts reported as "Plan" in 2007 Budget.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 2: Revenues by Sector

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Post-
                                                         Environment,  Secondary                 General
                                             Children's   Resources    Education                Government   Interest
                                             and Social  and Economic    and                       and          on
Sectors              Health     Education    Services    Development   Training    Justice        Other        Debt        Total
                       (1)         (2)         (3)           (4)          (5)        (6)            (7)         (8)
------------------------------------------------------------------------------------------------------------------------------------
For the year
ended March 31      2008 2007   2008 2007   2008 2007     2008 2007    2008 2007   2008 2007    2008  2007  2008 2007   2008    2007
($ Millions)
------------------------------------------------------------------------------------------------------------------------------------
Revenue

Taxation (Schedule 1)  -     -    -    -      -     -       2      5     -     -     -     -  68,430  64,305   -   -  68,432  64,310

Transfer from
Government of         87    75   78   72    288   279     837  1,062   673   289   102    90  14,532  12,169   -   -  16,597  14,036
Canada (Schedule 1)

Income from
Investment in
Government Business    -     -    -    -      -     -   1,206    943     -     -     -     -   3,231   3,253   -   -   4,437   4,196
Enterprises
(Schedule 9)

Other (Schedule 1)   211   188    9   50    800   778   2,238  1,896    72   118   593   552   3,733   4,273   -  -    7,765   7,855
------------------------------------------------------------------------------------------------------------------------------------
Total                298   263   87  122  1,088  1,057  4,283  3,906   745   407   695   642  89,926   84,000  -  -   97,122  90,397
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes the activities of the Ministries of Health and Long-Term Care, and Health Promotion.
(2) Includes the activities of the Ministry of Education.
(3) Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
(4) Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and
    Immigration, Culture, Economic Development and Trade, Energy, Environment, Labour, Municipal Affairs and Housing,
    Natural Resources, Northern Development and Mines, Research and Innovation, Small Business and Entrepreneurship,
    Tourism, and Transportation.
(5) Includes the activities of the Ministry of Training, Colleges and Universities.
(6) Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
(7) Includes the activities of the Ministries of Government and Consumer Services, Intergovernmental Affairs, Public
    Infrastructure Renewal, Finance, and Revenue, the Board of Internal Economy, the Democratic Renewal Secretariat,
    Executive Offices and the Office of Francophone Affairs.
(8) Includes the activities related to the management of debt of the Province.

Province of Ontario
Schedule 3: Expenses by Ministry
--------------------------------------------------------------------------------------------------------------------
                                                                                 2007-08       2007-08       2006-07
($ Millions)                                                                    Budget(1)       Actual        Actual
--------------------------------------------------------------------------------------------------------------------
Aboriginal Affairs                                                                    28           234            25
Agriculture, Food and Rural Affairs                                                  895         1,085         1,078
Attorney General                                                                   1,387         1,652         1,347
Board of Internal Economy                                                            245           257           163
Children and Youth Services                                                        3,574         3,717         3,260
Citizenship and Immigration                                                           86            94           116
Community and Social Services                                                      7,341         7,548         7,182
Community Safety and Correctional Services                                         1,927         2,003         1,877
Culture                                                                              350           403           410
Democratic Renewal Secretariat                                                         8             3             6
Economic Development and Trade                                                       327           449           199
Education                                                                            437           446           423
    School Boards (Schedule 10)                                                   11,989        11,830        11,290
    Teachers' Pension (Note 5)                                                       349           342           345
Energy                                                                               290           286           229
Environment                                                                          325           349           314
Executive Offices                                                                     18            18            19
Finance                                                                            1,381         1,368         1,327
    Contingency Fund                                                                 580             -             -
    Interest on Debt                                                               9,123         8,914         8,831
    Power Purchases                                                                  831           929           863
    Investing in Ontario Act                                                           -         1,149             -
Government and Consumer Services                                                     886           888           924
    Public Service/OPSEU Pension and Other                                           533           531           557
    Employee Future Benefits (Note 5)
Health and Long-Term Care                                                         20,043        20,423        19,162
    Hospitals (Schedule 10)                                                       17,509        17,381        16,145
Health Promotion                                                                     373           364           391
Intergovernmental Affairs                                                              9            14            11
Labour                                                                               161           170           147
Municipal Affairs and Housing                                                        760           844           843
Natural Resources                                                                    726           797           734
Northern Development and Mines                                                       356           346           318
Office of Francophone Affairs                                                          4             5             4
Public Infrastructure Renewal                                                        138           555           426
    Capital Contingency Plan                                                         175             -             -
Research and Innovation                                                              325           388           316
Revenue                                                                              578           554           563
Small Business and Entrepreneurship                                                   26            31            25
Tourism                                                                              195           234           204
Training, Colleges and Universities                                                4,402         5,079         4,110
    Colleges (Schedule 10)                                                         1,453         1,403         1,273
Transportation                                                                     1,910         3,439         2,671
Year-End Savings2                                                                   (900)            -             -
--------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                    91,153        96,522        88,128
--------------------------------------------------------------------------------------------------------------------
(1) Amounts reported as "Plan" in 2007 Budget.
(2) For Budget purposes, these items were not allocated to individual ministries.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 4: Revenues by Sector(1)

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Post-
                                                         Environment,  Secondary                 General
                                             Children's   Resources    Education                Government   Interest
                                             and Social  and Economic    and                       and          on
Sectors              Health     Education    Services    Development   Training    Justice        Other        Debt        Total
                       (2)         (3)         (4)           (5)          (6)        (7)            (8)         (9)
------------------------------------------------------------------------------------------------------------------------------------
For the year
ended March 31    2008  2007    2008   2007  2008    2007   2008  2007  2008  2007 2008   2007  2008 2007   2008 2007    2008   2007
($ Millions)
------------------------------------------------------------------------------------------------------------------------------------
Expenses

Transfer
Payments        36,482 34,311 11,834 11,227 10,565  9,800  6,254 4,102 6,630 5,387   381   236 1,729 1,508     -     - 73,875 66,571

Intererst on Debt    -      -     53     53      -      -      -     -     -     -     -     -     -     - 8,861 8,778  8,914  8,831

Salaries and       503    415    156    141    455    443  1,248 1,174    80    51 1,797 1,649   891   834     -     -  5,130  4,707
Wages

Services           715    571    113    115    120    126  1,194 1,145    44    39   784   744   121   462     -     -  3,091  3,202

Pensions and
Employee Future      8      9    342    345      7      7      9     8     -     -    17    15   721   778     -     -  1,104  1,162
Benefits (Note 5)

Power Purdhases      -      -      -      -      -      -      -     -     -     -     -     -   929   863     -     -    929    863

Supplies and       360    360     12     11     26     30    221   178     2     3   207   201    96    75     -     -    924    858
Equipment

Amortization of
Tangible Capital    31     27      5      4      -      -    749   713     -     -     3     4    92    90     -     -    880    838
Assets (Note 9)

Employee Benefits   81     65     24     22     78     66    203   185    11     6   216   199   126    93     -     -    739    636

Transportation
and                101     82     18     18     57     40     85    82     6     5    82    87   136     8     -     -    485    322
Communication

Increase/(Decrease)
in Net Assets
of Boader         (330)  (308)   (11)    67      -      -      -     -  (269)  (99)    -     -     -     -     -     -   (610)  (340)
Public Sector
Organization

Other               67     18     27     28     61     23    405   115    25    21   181   102   295   171     -     -  1,061    478
------------------------------------------------------------------------------------------------------------------------------------
                38,018 35,550 12,573 12,031 11,369 10,535 10,368 7,702 6,529 5,413 3,668 3,237 5,136 4,882 8,861 8,778 96,522 88,128

Adjustments (10)   150    148     45     27   (104)   (93)   (70)  (73)  (47)  (30)  (13)  (13)  (14)  (19)   53    53      -      -
------------------------------------------------------------------------------------------------------------------------------------
Total           38,168 35,698 12,618 12,058 11,265 10,442 10,298 7,629 6,482 5,383 3,655 3,224 5,122 4,863 8,914 8,831 96,522 88,128

------------------------------------------------------------------------------------------------------------------------------------

(1) The information in the sectors columns represents activities of ministries and consolidated agencies before adjustments to eliminate transactions between sectors.
(2) Includes the activities of the Ministries of Health and Long-Term Care, and Health Promotion.
(3) Includes the activities of the Ministry of Education.
(4) Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
(5) Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and
    Immigration, Culture, Economic Development and Trade, Energy, Environment, Labour, Municipal Affairs and Housing,
    Natural Resources, Northern Development and Mines, Research and Innovation, Small Business and Entrepreneurship,
    Tourism, Transportation, and Investing in Ontario Act (IOA) expense.
(6) Includes the activities of the Ministry of Training, Colleges and Universities.
(7) Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
(8) Includes the activities of the Ministries of Government and Consumer Services, Intergovernmental Affairs, Public
    Infrastructure Renewal, Finance (except for IOA expense), Revenue, the Board of Internal Economy, the Democratic
    Renewal Secretariat, Executive Offices and the Office of Francophone Affairs.
(9) Includes the activities related to the management of debt of the Province.
(10)Includes adjustments to eliminate transactions between sectors.

Province of Ontario
Schedule 5: Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                     2008        2007
($ Millions)
--------------------------------------------------------------------------------------------------------------------
Transfer Payments                                                                                 7,727       4,807
Interest on Debt                                                                                  3,715       4,014
Liability for CRA(1) Overpayment                                                                    798         931
Salaries, Wages and Benefits                                                                        655         569
Restructuring                                                                                         -          88
Other                                                                                             2,449       2,054
--------------------------------------------------------------------------------------------------------------------
Total Accounts Payable and Accrued Liabilities                                                   15,344      12,463
--------------------------------------------------------------------------------------------------------------------
(1) CRA - Canada Revenue Agency.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 6: Accounts Receivable
--------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                     2008        2007
($ Millions)
--------------------------------------------------------------------------------------------------------------------
Taxes                                                                                             6,502       6,473
Transfer Payments(1)                                                                              1,376       1,376
Other Accounts Receivable                                                                           866         761
--------------------------------------------------------------------------------------------------------------------
                                                                                                  8,744       8,610
Less: Provision for Doubtful Accounts(2)                                                         (2,256)     (2,172)
--------------------------------------------------------------------------------------------------------------------
                                                                                                  6,488       6,438
Government of Canada                                                                              1,870       1,415
--------------------------------------------------------------------------------------------------------------------
Total Accounts Receivable                                                                         8,358       7,853
--------------------------------------------------------------------------------------------------------------------
(1) The transfer payment receivable consists primarily of recoverables of $880 million (2007, $857 million) for the
    Ontario Disability Support Program - Financial Assistance, and $408 million (2007, $422 million) for Student
    Support.
(2) The provision for doubtful accounts includes a provision of $806 million (2007, $788 million) for the Ontario
    Disability Support Program - Financial Assistance, and $340 million (2007, $344 million) for Student Support.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Loans Receivable
--------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                     2008        2007
($ Millions)
--------------------------------------------------------------------------------------------------------------------
Government Business Enterprises(1)                                                                4,081       3,453
Students(2)                                                                                       2,260       2,159
Municipalities(3)                                                                                 1,682       1,370
School Boards and Colleges(4)                                                                     1,511         866
Pension Benefit Guarantee Fund(5)                                                                   286         297
Industrial and Commercial(6)                                                                        327         286
Universities(7)                                                                                     185         165
Other                                                                                                57          52
--------------------------------------------------------------------------------------------------------------------
                                                                                                 10,389       8,648
Unamortized Concession Discounts(8)                                                                (403)       (378)
Allowance for Doubtful Accounts(9)                                                                 (917)       (892)
--------------------------------------------------------------------------------------------------------------------
Total Loans Receivable                                                                            9,069       7,378
--------------------------------------------------------------------------------------------------------------------
(1) Loans to government business enterprises bear interest at rates of 1.99% to 6.65% (2007, 4.38% to 6.65%).
(2) Loans to students bear interest at rates of 4.25% to 6.25% (2007, 4.25% to 5.00%).
(3) Loans to municipalities bear interest at rates up to 8.00% (2007, 8.00%).
(4) Loans to school boards and colleges bear interest at rates of 3.95% to 11.04% (2007, 4.56% to 11.04%).
(5) The loan to the Pension Benefit Guarantee Fund is interest-free.
(6) Loans to industrial and commercial enterprises bear interest at rates up to 7.95% (2007, 7.47%) and include forgivable loans totalling $8.9 million (2007, $8.9 million), which are fully provided for in the allowance for doubtful accounts.
(7) Loans to universities are mortgages bearing interest at rates of 5.85% to 10.81% (2007, 6.13% to 11.04%).
(8) Unamortized concession discounts are related to loans to municipalities of $130 million (2007, $128 million), loans to Pension Benefit Guarantee Fund of $140 million (2007, $145 million), and loans to industrial and commercial enterprises of $129 million (2007, $105 million).
(9) Allowance for doubtful accounts is related to loans to students of $736 million (2007, $714 million), loans to municipalities of $168 million (2007, $158 million), loans to industrial and commercial enterprises and other of $23 million (2007, $20 million).
--------------------------------------------------------------------------------------------------------------------

Repayment Terms                                                                                  Principal Repayment
                                                                                                        ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Years to Maturity                                                                                2008           2007
---------------------------------------------------------------------------------------------------------------------
1 year                                                                                          1,577          1,561
2 years                                                                                           892            661
3 years                                                                                           770            868
4 years                                                                                           362            748
5 years                                                                                           588            337
---------------------------------------------------------------------------------------------------------------------
1-5 years                                                                                       4,189          4,175
6-10 years                                                                                      2,151          1,313
11-15 years                                                                                       573            400
16-20 years                                                                                       553            366
21-25 years                                                                                       492            297
Over 25 years                                                                                     175            157
---------------------------------------------------------------------------------------------------------------------
Subtotal                                                                                        8,133          6,708
No fixed maturity                                                                               2,256          1,940
---------------------------------------------------------------------------------------------------------------------
Total                                                                                          10,389          8,648
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Organizations
--------------------------------------------------------------------------------------------------------------------
Government Business Enterprises(1)                                      Responsible Ministry

Algonquin Forestry Authority (AFA)                                      Natural Resources
Hydro One Inc. (HOI)                                                    Energy
Liquor Control Board of Ontario (LCBO)                                  Public Infrastructure Renewal
Niagara Parks Commission (NPC)                                          Tourism
Ontario Clean Water Agency (OCWA)                                       Environment
Ontario Lottery and Gaming Corporation (OLGC)                           Public Infrastructure Renewal
Ontario Northland Transportation Commission (ONTC)                      Northern Development and Mines
Ontario Power Generation Inc. (OPG)                                     Energy

Other Government Organizations(1)                                       Responsible Ministry

Agricorp                                                                Agriculture, Food and Rural Affairs
Agricultural Research Institute of Ontario                              Agriculture, Food and Rural Affairs
Cancer Care Ontario                                                     Health and Long-Term Care
Education Quality and Accountability Office                             Education
GO Transit (Toronto Area Transit Operating Authority                    Transportation
    and Greater Toronto Transit Authority)
Independent Electricity System Operator                                 Energy
Legal Aid Ontario                                                       Attorney General
Local Health Integration Networks(2)                                    Health and Long-Term Care
    Central East Local Health Integration Network                       Health and Long-Term Care
    Central Local Health Integration Network                            Health and Long-Term Care
    Central West Local Health Integration Network                       Health and Long-Term Care
    Champlain Local Health Integration Network                          Health and Long-Term Care
    Erie St. Clair Local Health Integration Network                     Health and Long-Term Care
    Hamilton Niagara Haldimand Brant Local Health Integration Network   Health and Long-Term Care
    Mississauga Halton Local Health Integration Network                 Health and Long-Term Care
    North East Local Health Integration Network                         Health and Long-Term Care
    North Simcoe Muskoka Local Health Integration Network               Health and Long-Term Care
    North West Local Health Integration Network                         Health and Long-Term Care
    South East Local Health Integration Network                         Health and Long-Term Care
    South West Local Health Integration Network                         Health and Long-Term Care
    Toronto Central Local Health Integration Network                    Health and Long-Term Care
    Waterloo Wellington Local Health Integration Network                Health and Long-Term Care
Metropolitan Toronto Convention Centre                                  Tourism
Northern Ontario Heritage Fund Corporation                              Northern Development and Mines
Ontario Educational Communications Authority                            Education
Ontario Electricity Financial Corporation                               Finance
Ontario Energy Board                                                    Energy
Ontario Financing Authority                                             Finance
Ontario French-Language Educational Communications                      Education
    Authority(2)
Ontario Immigrant Investor Corporation                                  Economic Development and Trade
Ontario Infrastructure Projects Corporation (Infrastructure             Public Infrastructure Renewal
    Ontario)
Ontario Mortgage and Housing Corporation                                Municipal Affairs and Housing
Ontario Place Corporation                                               Tourism
Ontario Power Authority                                                 Energy
--------------------------------------------------------------------------------------------------------------------
(1) The most recent audited financial statements of these organizations are reproduced in Volume 2,
    Public Accounts of Ontario.
(2) The organization met the criteria for consolidation in fiscal year 2007-08.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Organizations
--------------------------------------------------------------------------------------------------------------------
Other Government Organizations (cont'd)                                 Responsible Ministry (cont'd)

Ontario Racing Commission                                               Government and Consumer Services
Ontario Realty Corporation                                              Public Infrastructure Renewal
Ontario Science Centre                                                  Culture
Ontario Securities Commission                                           Finance
Ontario Tourism Marketing Partnership Corporation                       Tourism
Ontario Trillium Foundation                                             Culture
Ornge(2)                                                                Health and Long-Term Care
Royal Ontario Museum                                                    Culture
Smart Systems for Health Agency                                         Health and Long-Term Care
Waterfront Toronto(3)                                                   Public Infrastructure Renewal

Broader Public Sector Organizations
  Public Hospitals - Ministry of Health and Long-Term Care

  Alexandra Hospital Ingersoll                                          Grey Bruce Health Services
  Alexandra Marine & General Hospital                                   Groves Memorial Community Hospital
  Almonte General Hospital                                              Guelph General Hospital
  Anson General Hospital                                                Haldimand War Memorial Hospital
  Arnprior and District Memorial Hospital                               Haliburton Highlands Health Services Corporation
  Atikokan General Hospital                                             Halton Healthcare Services Corporation
  Baycrest Centre for Geriatric Care                                    Hamilton Health Sciences Corporation
  Bingham Memorial Hospital                                             Hanover & District Hospital
  Blind River District Health Centre                                    Headwaters Health Care Centre
  Bloorview MacMillan Centre                                            Hôpital Général de Hawkesbury and District General
                                                                          Hospital Inc.
  Bluewater Health                                                      Hôpital Glengarry Memorial Hospital
  Brantford General Hospital                                            Hôpital Montfort
  Bridgepoint Hospital                                                  Hôpital Notre Dame Hospital
  Brockville General Hospital                                           Hôpital regional de Sudbury Regional Hospital
  Cambridge Memorial Hospital                                           Hornepayne Community Hospital
  Campbellford Memorial Hospital                                        Hospital for Sick Children
  Carleton Place and District Memorial Hospital                         Hotel-Dieu Hospital, Cornwall
  Casey House Hospice                                                   Hotel-Dieu Grace Hospital
  Chatham-Kent Health Alliance                                          Hotel-Dieu Shaver Health and Rehabilitation Centre
  Children's Hospital of Eastern Ontario                                Humber River Regional Hospital
  Clinton Public Hospital                                               Huronia District Hospital
  Collingwood General and Marine Hospital                               James Bay General Hospital
  Cornwall Community Hospital                                           Joseph Brant Memorial Hospital
  Credit Valley Hospital                                                Kemptville District Hospital
  Deep River and District Hospital Corporation                          Kingston General Hospital
  Dryden Regional Health Centre                                         Kirkland and District Hospital
  Englehart and District Hospital                                       Lady Dunn Health Centre
  Espanola General Hospital                                             Lady Minto Hospital at Cochrane
  Four Counties Health Services                                         Lake of the Woods District Hospital
  Geraldton District Hospital                                           Lakeridge Health Corporation
  Grand River Hospital                                                  Leamington District Memorial Hospital
--------------------------------------------------------------------------------------------------------------------
(2) The organization met the criteria for consolidation in fiscal year 2007-08.
(3) Formerly known as Toronto Waterfront Revitalization Corporation.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Organizations
--------------------------------------------------------------------------------------------------------------------
Public Hospitals - Ministry of Health and Long-Term Care (cont'd)

  Lennox and Addington County General Hospital                          South Huron Hospital Association
  Listowel Memorial Hospital                                            Southlake Regional Health Centre
  London Health Sciences Centre                                         St. Francis Memorial Hospital
  Manitoulin Health Centre                                              St. John's Rehabilitation Hospital
  Manitouwadge General Hospital                                         St. Joseph's Care Group
  Markham Stouffville Hospital                                          St. Joseph's General Hospital, Elliot Lake
  Mattawa General Hospital                                              St. Joseph's Health Care, London
  McCausland Hospital                                                   St. Joseph's Health Centre (Toronto)
  Mount Sinai Hospital                                                  St. Joseph's Health Centre (Guelph)
  Muskoka Algonquin Healthcare                                          St. Joseph's Healthcare Hamilton
  Niagara Health System                                                 St. Mary's General Hospital
  Nipigon District Memorial Hospital                                    St. Mary's Memorial Hospital
  Norfolk General Hospital                                              St. Mary's of the Lake Hospital (Kingston PCCC)
  North Bay General Hospital                                            St. Michael's Hospital
  North Wellington Health Care Corporation                              St. Peter's Hospital
  North York General Hospital                                           St. Thomas - Elgin General Hospital
  Northumberland Hills Hospital                                         St. Vincent de Paul Hospital
  Orillia Soldiers' Memorial Hospital                                   Stevenson Memorial Hospital
  Ottawa Hospital                                                       Stratford General Hospital
  Pembroke Regional Hospital Inc.                                       Strathroy Middlesex General Hospital
  Penetanguishene General Hospital Inc.                                 Sunnybrook Health Sciences Centre
  Perth and Smiths Falls District Hospital                              Temiskaming Hospital
  Peterborough Regional Health Centre                                   Thunder Bay Regional Health Sciences Centre
  Providence Healthcare                                                 Tillsonburg District Memorial Hospital
  Queensway-Carleton Hospital                                           Timmins and District Hospital
  Quinte Healthcare Corporation                                         Toronto East General Hospital
  Red Lake Margaret Cochenour Memorial Hospital                         Toronto Rehabilitation Institute
  Religious Hospitallers of St. Joseph of the Hotel Dieu of             Trillium Health Centre
    Kingston
  Renfrew Victoria Hospital                                             University Health Network
  Riverside Health Care Facilities Inc.                                 University of Ottawa Heart Institute
  Ross Memorial Hospital                                                West Haldimand General Hospital
  Rouge Valley Health System                                            West Lincoln Memorial Hospital
  Royal Victoria Hospital of Barrie Inc.                                West Nipissing General Hospital
  Runnymede Healthcare Centre                                           West Park Healthcare Centre
  Salvation Army Toronto Grace Hospital                                 West Parry Sound Health Centre
  Sault Area Hospital                                                   Willett Hospital
  Scarborough Hospital                                                  William Osler Health Centre
  Seaforth Community Hospital                                           Wilson Memorial General Hospital
  Sensenbrenner Hospital                                                Winchester District Memorial Hospital
  Services de sante de Chapleau Health Services                         Windsor Regional Hospital
  Sioux Lookout Meno-Ya-Win Health Centre                               Wingham and District Hospital
  Sisters of Charity of Ottawa Hospital                                 Women's College Hospital
  Smooth Rock Falls Hospital                                            Woodstock General Hospital
  South Bruce Grey Health Centre                                        York Central Hospital

Province of Ontario
Schedule 8: Government Organizations
--------------------------------------------------------------------------------------------------------------------
Specialty Psychiatric Hospitals - Ministry of Health and Long-Term Care

 Centre for Addiction and Mental Health                                 Royal Ottawa Health Care Group
 Northeast Mental Health Centre                                         Whitby Mental Health Centre

School Boards - Ministry of Education

 Airy and Sabine District School Area Board                             Hamilton-Wentworth District School
 Board Algoma District School Board                                     Hastings and Prince Edward District School
 Board Algonquin and Lakeshore Catholic District School Board           Hornepayne Roman Catholic Separate School Board
 Asquith-Garvey District School Area Board                              Huron-Perth Catholic District School Board
 Atikokan Roman Catholic Separate School Board                          Huron-Superior Catholic District School Board
 Avon Maitland District School Board                                    James Bay Lowlands Secondary School Board
 Bloorview MacMillan School Authority                                   Kawartha Pine Ridge District School Board
 Bluewater District School Board                                        Keewatin-Patricia District School Board
 Brant Haldimand Norfolk Catholic District School Board                 Kenora Catholic District School Board
 Bruce-Grey Catholic District School Board                              KidsAbility School Authority
 Campbell Children's School Authority                                   Lakehead District School Board
 Caramat District School Area Board                                     Lambton Kent District School Board
 Catholic District School Board of Eastern Ontario                      Limestone District School Board
 Collins District School Area Board                                     London District Catholic School Board
 Connell and Ponsford District School Area Board                        Mine Centre District School Area Board
 Conseil des écoles publiques de l'Est de l'Ontario                     Missarenda District School Area Board
 Conseil scolaire de district catholique Centre-Sud                     Moose Factory Island District School Area Board
 Conseil scolaire de district catholique de l'Est ontarien              Moosonee District School Area Board
 Conseil scolaire de district catholique des Aurores boreales           Moosonee Roman Catholic Separate School Board
 Conseil scolaire de district catholique des Grandes Rivières           Murchison and Lyell District School Area Board
 Conseil scolaire de district catholique du Centre-Est de               Nakina District School Area Board
    l'Ontario
 Conseil scolaire de district catholique du Nouvel-Ontario              Near North District School Board
 Conseil scolaire de district catholique Franco-Nord                    Niagara Catholic District School Board
 Conseil scolaire de district des ecoles catholiques du                 Niagara Peninsula Children's Centre School Authority
    Sud-Ouest
 Conseil scolaire de district du Centre Sud-Ouest                       Nipissing-Parry Sound Catholic District School Board
 Conseil scolaire de district du Grand Nord de l'Ontario                Northeastern Catholic District School Board
 Conseil scolaire de district du Nord-Est de l'Ontario                  Northern District School Area Board
 District School Board of Niagara                                       Northwest Catholic District School Board
 District School Board Ontario North East                               Ottawa Children's Treatment Centre School Authority
 Dubreuilville Roman Catholic Separate School Board                     Ottawa Catholic District School Board
 Dufferin-Peel Catholic District School Board                           Ottawa-Carleton District School Board
 Durham Catholic District School Board                                  Parry Sound Roman Catholic Separate School Board
 Durham District School Board                                           Peel District School Board
 Essex County Children's Rehabilitation Centre School                   Penetanguishene Protestant Separate School Board
    Authority
 Foleyet District School Area Board                                     Peterborough Victoria Northumberland and
                                                                          Clarington Catholic District School Board
 Foleyet Roman Catholic Separate School Board                           Rainbow District School Board
 Gogama District School Area Board                                      Rainy River District School Board
 Gogama Roman Catholic Separate School Board                            Red Lake Area Combined Roman Catholic Separate
                                                                          School Board
 Grand Erie District School Board                                       Renfrew County Catholic District School Board
 Greater Essex County District School Board                             Renfrew County District School Board
 Halton Catholic District School Board                                  Simcoe County District School Board
 Halton District School Board                                           Simcoe Muskoka Catholic District School Board
 Hamilton-Wentworth Catholic District School Board                      St. Clair Catholic District School Board

Province of Ontario
Schedule 8: Government Organizations
--------------------------------------------------------------------------------------------------------------------
School Boards - Ministry of Education (cont'd)

  Sudbury Catholic District School Board                                Upper Grand District School Board
  Superior North Catholic District School Board                         Upsala District School Area Board
  Superior-Greenstone District School Board                             Waterloo Catholic District School Board
  Thames Valley District School Board                                   Waterloo Region District School Board
  Thunder Bay Catholic District School Board                            Wellington Catholic District School Board
  Toronto Catholic District School Board                                Windsor-Essex Catholic District School Board
  Toronto District School Board                                         York Catholic District School Board
  Trillium Lakelands District School Board                              York Region District School Board
  Upper Canada District School Board

Colleges - Ministry of Training, Colleges and Universities

   Algonquin College of Applied Arts and Technology                     Le college d'arts appliques et de technologie la
                                                                          Cite collegiale
   Cambrian College of Applied Arts and Technology                      Lambton College of Applied Arts and Technology
   Canadore College of Applied Arts and Technology                      Loyalist College of Applied Arts and Technology
   Centennial College of Applied Arts and Technology                    Mohawk College of Applied Arts and Technology
   College Boreal d'arts appliques et de technologie                    Niagara College of Applied Arts and Technology
   Conestoga College Institute of Technology and Advanced               Northern College of Applied Arts and Technology
    Learning
   Confederation College of Applied Arts and Technology                 Sault College of Applied Arts and Technology
   Durham College of Applied Arts and Technology                        Seneca College of Applied Arts and Technology
   Fanshawe College of Applied Arts and Technology                      Sheridan College Institute of Technology and
                                                                          Advanced Learning
   George Brown College of Applied Arts and Technology                  Sir Sandford Fleming College of Applied Arts and
                                                                          Technology
   Georgian College of Applied Arts and Technology                      St. Clair College of Applied Arts and Technology
   Humber College Institute of Technology and Advanced                  St. Lawrence College of Applied Arts and Technology
    Learning
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 9: Government Business Enterprises
Summary financial information of Government Business Enterprises is provided below.
-------------------------------------------------------------------------------------------------------------------
                                                                                           Liquor
                                                           Algonquin                      Control
For the year ended March 31, 2008                           Forestry     Hydro One       Board of           Niagara
($ Millions)                                               Authority          Inc.        Ontario  Parks Commission
-------------------------------------------------------------------------------------------------------------------
Assets

Cash and Temporary Investments                                      5          538            142                 3
Accounts Receivable                                                 6          828             26                 -
Inventories                                                         -           26            335                 6
Prepaid Expenses                                                    -            -             18                 -
Long-Term Investments                                               -            -              -                 -
Fixed Assets                                                        1       11,362            248               149
Other Assets                                                        -          739              -                 -
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                       12       13,493            769               158
-------------------------------------------------------------------------------------------------------------------

Liabilities

Bank Indebtedness                                                   -           12              -                 -
Accounts Payable                                                    3          791            376                 7
Deferred Revenue                                                    -            -              -                 -
Long-Term Debt                                                      -        6,159             53                33
Other Liabilities                                                   -        1,520              -                 3
-------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                   3        8,482            429                43
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                          9        5,011            340               115
-------------------------------------------------------------------------------------------------------------------
Revenue                                                            24        4,599          4,133                77
-------------------------------------------------------------------------------------------------------------------
Expenses                                                           24        4,192          2,759                78
----------------------------------------------------- ---------------- ------------ -------------- -----------------
Net Income (Loss)                                                   -          407          1,374                (1)
-------------------------------------------------------------------------------------------------------------------
Net Assets at Beginning of Year                                     9        4,863            311               116
Increase in Fair Value of Ontario Nuclear Funds at                  -            -              -                 -
    Beginning of Year (Note 10)
-------------------------------------------------------------------------------------------------------------------
Restated Net Assets at Beginning of Year                            9        4,863            311               116
Decrease in Fair Value of Ontario Nuclear                           -            -              -                 -
    Funds (Note 10)
Remittances from (to) Consolidated Revenue Fund                     -         (259)        (1,345)                -
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                          9        5,011            340               115
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                         Ontario               Ontario
                                     Lottery and             Northland
            Ontario Clean                 Gaming        Transportation          Ontario Power
             Water Agency            Corporation            Commission        Generation Inc.                  Total
--------------------------------------------------------------------------------------------------------------------

                       49                    752                     -                    303                  1,792
                       18                     66                    26                    390                  1,360
                        -                      -                    18                    664                  1,049
                        2                     58                     1                     38                    117
                        9                      -                     -                      -                      9
                        4                  2,500                   264                 12,760                 27,288
                      120                     61                    86                 11,306                 12,312
---------------------------------------------------------------------------------------------------------------------
                      202                  3,437                   395                 25,461                 43,927

                        -                      -                    13                      -                     25
                       10                    389                    32                  1,334                  2,942
                        -                     16                     1                    129                    146
                        -                    191                    30                  3,925                 10,391
                       12                    359                    69                 12,754                 14,717
---------------------------------------------------------------------------------------------------------------------
                       22                    955                   145                 18,142                 28,221
---------------------------------------------------------------------------------------------------------------------
                      180                  2,482                   250                  7,319                 15,706
---------------------------------------------------------------------------------------------------------------------
                      132                  6,261                   140                  5,761                 21,127
---------------------------------------------------------------------------------------------------------------------
                      128                  4,404                   151                  4,954                 16,690
---------------------------------------------------------------------------------------------------------------------
                        4                  1,857                   (11)                   807                  4,437
---------------------------------------------------------------------------------------------------------------------
                      176                  2,311                   242                  5,953                 13,981
                        -                      -                     -                  1,494                  1,494
---------------------------------------------------------------------------------------------------------------------
                      176                  2,311                   242                  7,447                 15,475
                        -                      -                     -                   (935)                  (935)
                        -                 (1,686)                   19                      -                 (3,271)
---------------------------------------------------------------------------------------------------------------------
                      180                  2,482                   250                  7,319                 15,706
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 9: Government Business Enterprises
------------------------------------------------------------------------------------------------------------------------

         Algonquin Forestry Authority (AFA)

         The Algonquin Forestry Authority is responsible for forest management in Algonquin Park.

         Hydro One Inc. (HOI)

         The principal business of Hydro One Inc. is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

         Liquor Control Board of Ontario (LCBO)

         The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers'
         Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public and tests all products sold to the public to maintain high standards of quality. The
         Board also establishes prices for beer, wine and spirits.

         Niagara Parks Commission (NPC)

         The Commission maintains, preserves and enhances the beauty and surroundings of the Horseshoe Falls and the Niagara River from Fort
         Erie to Niagara-on-the-Lake.

         Ontario Clean Water Agency (OCWA)

         The Agency assists municipalities in providing more cost-effective water and sewage services and encourages Ontario residents, municipalities and industries to conserve water. The Agency also finances, builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

         Ontario Lottery and Gaming Corporation (OLGC)

         Under the Ontario Lottery and Gaming Corporation Act, 1999, the
         Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at Ontario racetracks.

         Ontario Northland Transportation Commission (ONTC)

         The Commission provides rail, bus, ferry, air and telecommunications services to northern Ontario.

         Ontario Power Generation Inc. (OPG)

         The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

Province of Ontario
Schedule 10: Broader Public Sector Organizations
Summary financial information of Broader Public Sector Organizations is provided below.
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2008(1)
($ Millions)                                             Hospitals      School Boards         Colleges        Total
-------------------------------------------------------------------------------------------------------------------
Expense

Salaries, Wages and Benefits                                13,974             15,090            1,658      30,722
Bursaries, Student Aid and Other Grants                          -                  -               84          84
Interest Expense                                               110                374               44         528
Amortization Expense                                           760                549              146       1,455
Other                                                        5,504              3,553              806       9,863
-------------------------------------------------------------------------------------------------------------------
Total Expenses                                              20,348             19,566            2,738      42,652
-------------------------------------------------------------------------------------------------------------------
Revenue

School Property Taxes                                            -              6,457                -       6,457
Fees, Donations and Other Primary Revenues                   1,427                469            1,123       3,019
Interest and Investment Income                                 114                 82               25         221
Other                                                        1,426                728              187       2,341
-------------------------------------------------------------------------------------------------------------------
Total Revenue                                                2,967              7,736            1,335      12,038
-------------------------------------------------------------------------------------------------------------------
Net Expenses                                                17,381             11,830            1,403      30,614
-------------------------------------------------------------------------------------------------------------------
Transfers from the Province                                 17,711             11,841            1,672      31,224
Increase/(Decrease) in Net Assets of Broader
    Public Sector Organizations                                330                 11              269         610
Net Assets - Beginning of Year                               8,060              7,273            1,746      17,079
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   8,390              7,284            2,015      17,689
-------------------------------------------------------------------------------------------------------------------
Financial Assets                                             4,732              2,572            1,081       8,385
Liabilities                                                  9,216             11,941            1,426      22,583
-------------------------------------------------------------------------------------------------------------------
Net Debt                                                    (4,484)            (9,369)            (345)    (14,198)
Tangible Capital Assets                                     12,874             16,653            2,360      31,887
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   8,390              7,284            2,015      17,689
-------------------------------------------------------------------------------------------------------------------
(1) Amounts reported include consolidation adjustments made to eliminate significant inter-organizational gains and losses, to record tangible capital assets for school boards, and to conform to the Province's fiscal year.
-------------------------------------------------------------------------------------------------------------------

GLOSSARY
-----------------------------------------------------------------------------------------------------------------------

         Note: The descriptions of the terms in the glossary are provided for the purpose of assisting readers of the 2008 Public Accounts. The descriptions do not affect or alter the meaning of any term under law.
         The glossary does not form part of the audited consolidated financial statements.

         Accumulated Amortization: the total amortization which has been recorded over the life of an asset to date. The asset's total cost less the accumulated amortization gives the asset's net book value.

         Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior period adjustments.

         Amortization: expensing a portion of an asset's cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

         Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

         Broader Public Sector (BPS): public hospitals, special psychiatric hospitals, school boards and colleges. For financial statements purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

         Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

         Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development and early learning and child care.

         Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

         Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

         Cash and Cash Equivalents: cash or other short-term liquid low-risk instruments that are readily convertible to cash, typically within three months or less.

         Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council.
         Payments made from the CRF must be appropriated by a statute. See Appropriation.

         Consolidation: the inclusion of the financial results of government-controlled organizations in the Province's consolidated financial statements.

         Consumer Price Index (CPI): a broad measure of the cost of living.
         Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household's expenditure: food, housing, transportation, furniture, clothing, and recreation. The percentage of the total basket that any item occupies is termed the "weight" and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

         Contingency Fund: an amount of expense that is approved by the
         Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, contingency fund as at the end of the Province's fiscal year is nil.
         See Reserve.

         Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty. That uncertainty will ultimately be resolved when one or more future events not wholly within the government's control occurs or fails to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

         Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

         Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

         Debt: an obligation resulting from the borrowing of money.

         Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

         Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

         Fair Value: the price that would be agreed upon in an arm's length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

         Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual;
         and inventory.

         Financial Instrument: liquid asset, equity security in an entity, or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

         Fiscal Plan: an outline of the government's consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal Plan numbers can be different from the expenditures outlined in the Printed Estimates.

         Fiscal Year: the Province of Ontario's fiscal year runs from April 1 of a year to March 31 of the following year.

         Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

         Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

         Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

         Forward Rate Agreement: a forward contract in which one party pays a fixed interest rate and receives a floating interest rate.

         Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

         Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

         Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period of time such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures, or as total net value added in current production.

         Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset
         (or the liability).

         Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

         Infrastructure: the facilities, systems and equipment required to provide public services and support private sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings
         (e.g., hospitals, schools, courts), and machinery and equipment (e.g., medical equipment, research equipment).

         Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

         Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

         Net Debt: the difference between the Province's total liabilities and financial assets. It represents the Province's future revenue requirements to pay for past transactions and events.

         Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a "real" value expressed in constant dollars (i.e., adjusted for price changes) is needed.
         See Real GDP.

         Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. For the Province, it comprises tangible capital assets and net assets of broader public sector organizations.

         Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

         Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need. The program has two components: Income Support and Employment Supports. Income Support
         provides financial assistance and other benefits to eligible people with disabilities and their families. The ODSP Employment Supports program works with community service providers to help people with disabilities prepare for and find jobs, keep a job and advance their career. The program can also help people with disabilities become self-employed.

         Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

         Other than a Temporary Decline: a loss in value of a portfolio investment that is other than a temporary decline occurs when the actual value of the investment to the government becomes lower than the carrying value and the impairment is expected to remain for a prolonged period.

         Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

         Program Expense: total expense excluding interest on debt.

         Public Accounts: the Consolidated Financial Statements of the Province
         along with supporting statements and schedules as required by the Financial
         Administration Act, Treasury Board Act and Management Board of Cabinet Act.

         Real GDP: gross domestic product measured to exclude the impact of changing prices.

         Recognition: the process of including an item in the financial statements of an entity.

         Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertains to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

         Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

         Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

         Straight Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by
         ii) the number of years the asset  is expected to be used.

         Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

         Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, information technology infrastructure and systems, vehicles and equipment. At this time the Province only includes land, buildings and transportation infrastructure in Tangible
         Capital Assets.

         Temporary Investments: investments which are transitional or current in nature and generally capable of reasonably prompt liquidation.

         Total Debt: the Province's total borrowings outstanding.

         Total Expense: sum of program expense and interest on debt expense.

         Transfer Payments: grants or transfers of monies to individuals, organizations or other levels of government for which the government making the transfer does not

         o  receive any goods or services directly in return, as would occur in a purchase or sale transaction;
         o  expect to be repaid, as would be expected in a loan; or
         o  expect a financial return, as would be expected in an investment.

         Treasury Bills: short-term debt instrument issued by governments on a discount basis.

         Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

SOURCES OF ADDITIONAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------

         The Ontario Budget

         The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

         The Estimates of the Province of Ontario

         The government's spending Estimates for the fiscal year commencing
         April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The
         Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act.
         For electronic access, go to: www.fin.gov.on.ca.

         Ontario Finances

         This is a quarterly report on the performance of the government's
         Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. Copies may be obtained free by writing to the Ministry of Finance, Communications and
         Corporate Affairs Branch, 3rd Floor, Frost Building North, 95 Grosvenor
         Street, Toronto ON M7A 1Z1. For electronic access, go to:
         www.fin.gov.on.ca.

         Ontario Economic Accounts

         This quarterly report contains data on Ontario's economic activity.
         Copies may be obtained free by writing to the Ministry of Finance,
         Communications and Corporate Affairs Branch, 3rd Floor, Frost Building
         North, 95 Grosvenor Street, Toronto ON M7A 1Z1. For electronic access, go to: www.fin.gov.on.ca.